UNITED STATES SECURITIES AND EXCHANGE COMMISSION


                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934




                           SCOTTSDALE SCIENTIFIC, INC.


           Florida                                      13-3940486
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)


                 30806 Santana Street, Hayward, California 94544
               (Address of principal executive office) (Zip Code)


Issuer's telephone number:  (800) 545-9960


Securities to be registered under Section 12(b) of the Act:

    Title of each class                     Name of each exchange on which
    to be so registered                     each class is to be registered

           None.                                      None.



Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                                (Title of Class)


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                                TABLE OF CONTENTS

PART I.....................................................................1
        ITEM 1. DESCRIPTION OF BUSINESS....................................1
                  Background...............................................1
                  The Company..............................................1
                  Business Plan............................................1
                  Products and Services....................................3
                  Industry Overview........................................9
                  Competition.............................................10
                  Market Strategies.......................................12
                  Regulation..............................................13
                  Employees...............................................14
                  Intellectual Property...................................14
        ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR  PLAN OF
                OPERATION.................................................15
                  General.................................................15
                  Results of Operations ..................................15
                  Liquidity and Capital Resources.........................17
                  Plan of Operation.......................................18
                  Recent Accounting Pronouncements........................19
                  Recent Developments.....................................19
        ITEM 3. DESCRIPTION OF PROPERTY...................................19
        ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                MANAGEMENT................................................20
        ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND
                CONTROL PERSONS...........................................20
                  Key Employees...........................................21
                  Medical Advisory Board..................................22
        ITEM 6. EXECUTIVE COMPENSATION....................................24
                  Remuneration Paid to Executives.........................24
                  Remuneration Paid to Directors..........................25
                  Employment Agreements...................................26
                  Employee Benefits.......................................26
        ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............27
        ITEM 8. DESCRIPTION OF SECURITIES.................................28
                  Common Stock............................................28
                  Preferred Stock.........................................28
                  Annual Shareholders' Meeting............................28
PART II...................................................................29
        ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.............29
                  Market Information......................................29
                  Holders.................................................29
                  Dividends...............................................29
        ITEM 2. LEGAL PROCEEDINGS.........................................29
        ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.............30
        ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES...................31
        ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.................32
        ITEM 6. FINANCIAL STATEMENTS......................................32
PART III..................................................................33
        ITEM 1. INDEX TO EXHIBITS.........................................33
        ITEM 2. DESCRIPTION OF EXHIBITS...................................33
SIGNATURES................................................................34

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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

BACKGROUND

         Scottsdale Scientific, Inc. (SYMBOL: STDS) (the "Company" or "Scottsdale Scientific"), through its wholly owned subsidiary, NutriCology, Inc. is an innovative leader in nutraceutical research and product formulation. Since 1980, the Company has been noted for quality, hypoallergenic nutritional supplements and supplies products to approximately 4,000 physicians and health care practitioners world-wide. NutriCology, Inc. was the first in the U.S. to introduce numerous specialty products including melatonin, a neurohormone, germanium sesquioxide (a trace mineral), AntiOx(TM), a broad-spectrum antioxidant and Buffered Vitamin C. Buffered Vitamin C was tested at the Haight Ashbury Clinic in San Francisco as a nutritional supplement for its value (associated with medical treatment) for opiate and stimulate abusers.

THE COMPANY

         Scottsdale Scientific was incorporated under the laws of the state of Florida on April 8, 1997 for the purpose of wholesale distribution of health and nutritional supplements. On February 3, 1998, the Company entered into an agreement to acquire NutriCology, Inc., a California corporation formed on March 11, 1980 ("NutriCology"). NutriCology was engaged in the distribution of hypoallergenic nutritional supplements under the guidance of Dr. Stephen Levine.

         Allergy Research Group/NutriCology, Inc. was established in 1980, and now operates as a wholly owned subsidiary of Scottsdale Scientific. As used herein, the "Company" means Scottsdale Scientific, Inc. and its subsidiaries, except where indicated otherwise. The Company is recognized worldwide for the quality, purity and efficacy of its targeted nutritional supplement line. Currently, physicians and health care practitioners worldwide purchase our products and recommend these supplements to their patients. We develop, contract manufacture, market and sell branded and private label products, including vitamins and nutritional supplements, throughout the world under the NutriCology and Allergy Research Group labels. We distribute our products through distributors to medical and professional accounts and to retailers. See "Market Strategies" below. We offer a line of approximately 200 products, including vitamins in both multivitamin and single-entity formulas, minerals, and herbals. Our products are manufactured in various forms, including capsules, tablets, softgels, powders (drink mixes) and liquids.

         The Company's principal executive offices are located at 30806 Santana Street, Hayward, California 94544 and its telephone number is (800) 545-9960.

BUSINESS PLAN

         COMPANY GROWTH STRATEGY

         We intend to expand the Company's position in the vitamin and nutritional supplements markets. Specifically, our strategy is to: (i) develop new brands and product line extensions, as well as new products, through our commitment to research and development; (ii) continue the growth of our balanced distribution network; (iii) build our execution skills through new operations processes and decision support systems; (iv) achieve cost superiority through formal productivity benchmarking and continuous improvement programs; and (v) implementing a comprehensive e-commerce plan. The Company believes that its history and reputation in the field, multiple distribution channels, broad portfolio of products and packaging and distribution capabilities position it to be a long-term competitor in the vitamin and nutritional supplements industries.

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         In addition, the Company is expanding into the field of research on pharmaceuticals and nutraceuticals under the leadership and guidance of Dr. Stephen Levine and Dr. Ba Hoang, MD, PhD. This process will be limited to literature work, including patent submissions for potential products. The research can be marketed to pharmaceutical companies either through direct sell of the research to the pharmaceutical company, or through a joint venture arrangement between the pharmaceutical company and Scottsdale Scientific whereby the parties will jointly own the patent and continue development of the products. It is our hope that, during the process of research into possible pharmaceutical and nutraceutical products, we will test new herbal products, or additional uses for existing herbal products, that can be added to our current line of products as health food or dietary supplements.

         In October 2000, the Company and Dr. Hoang jointly entered into an agreement with Phytopharm PLC and Phytotech Limited, of England (collectively, "Phytopharm"), whereby the Company and Dr. Hoang granted Phytopharm an irrevocable option for an exclusive, world-wide license to manufacture and sell products derived from certain materials and chemicals for the treatment of asthma, chronic idiopathic thrombocytopenic purpura ("ITP"), chronic Glomerulonephritis ("GC") and gout pursuant to certain U.S. patent applications filed by the Company and Dr. Hoang. The patents are based on the joint research of Drs. Levine and Hoang. The option was granted for a price of 5,000 British pounds and, should the option be exercised and the license agreement executed, the Company and Dr. Hoang will receive royalties based upon the amount of sales of products produced under the patent applications. The license agreement would prevent us from using the materials and chemicals to which the option applies to manufacture products which would be in direct competition with products being manufactured and sold by Phytopharm without Phytopharm's consent. However, we believe that we will be able to use the research to either enhance existing herbal products or produce new herbal products that can be added to our current product line.

         PRODUCT RESEARCH AND DEVELOPMENT

         We strive to make the Company a leader in vitamin and nutritional supplement product development and intend to continue our commitment to research and development to create new products and existing product line extensions. The nutritional supplement industry is influenced by products that become popular due to changing consumer interests in health, appearance and longevity, new research coming out on existing compounds or new compounds being discovered along with public and media attention to these same interests. We believe it is important to develop new products in these industries in order to capitalize on new market opportunities, to strengthen relationships with customers by meeting demand and to increase market share. In addition, we believe that continually introducing new products is important to preserving and enhancing gross margins due to the relatively short life cycle of some products. Our involvement in the research and development of pharmaceuticals and nutraceuticals should enable us to expand our nutritional supplement product line and open a new potential revenue stream through joint ownership of patents.

         As a result of the Company's product development history, we believe that it has built a reputation in the nutritional supplement industry for innovation in both branded and private label products. Allergy Research Group/NutriCology, Inc. is recognized worldwide for the quality, purity and efficacy of its targeted nutritional supplement line, and was the first U.S.-based company to introduce numerous specialty products, including melatonin and Buffered Vitamin C. The Company is in various stages of development with respect to new product concepts that we anticipate will augment both our existing domestic and international product lines. Recently, through Dr. Levine, the Company has become more focused on researching and developing broad spectrum immune products. (A broad spectrum immune product is one that is varied in its ability to enhance a broad range of protective mechanisms of immune function against pathogens, bacteria, virus, fungus, protozoan and cancer.)

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         MANUFACTURING AND PRODUCT QUALITY

         Our purpose is to improve the quality of life for our customers through scientifically-based innovation, purity of ingredients, education and outstanding service. Our products are the purest and highest quality obtainable and are generally made without yeast, corn, wheat, soy, dairy products, flavorings, colors, salt, sugar, starch, common preservatives, binders and excipents. The only ingredients are those listed on the label. To ensure optimal stability, our products are stored in a humidity and temperature controlled environment. We rely on scientific research and collaboration with other experts in the biomedical field to insure state of the art, hypoallergenic, when possible, formulations containing the purest, highest quality ingredients.

         The Company currently does not have facilities for the manufacture of our products, and we are using outside vendors for this purpose. As of September 30, 2000, changes in operations have resulted in a concentration of approximately 50% of our manufacturing among three separate vendors, with Horizon Laboratories acting as our largest manufacturer and supplier of raw materials at 26%. We are committed to providing the highest quality products, and require our manufacturers to provide evidence that they have met our standards. Our outside vendors are required to manufacture our products in accordance with the applicable Current Good Manufacturing Practices ("CGMPs") of the United States Food and Drug Administration ("FDA") applicable to food and other applicable regulatory and compendial manufacturing standards, such as United States Pharmacopoeia ("USP"). Raw materials and finished products undergo random sample quality testing procedures, including weight, purity, heavy metals and microbiological testing. In order to assure that our products meet the high standards we require, we randomly take raw materials and samples from our manufacturers to independent laboratories for testing.

         Approximately 70% of our products, consisting of capsules and tablets, are packaged at and distributed from the Company's 19,940 square foot warehousing and packaging facility located in Hayward, California (the "Hayward Facility"). The Hayward Facility was leased by the Company at a rate of $16,282 per month for five years commencing June 1, 1998, and consists of approximately 5,500 square feet of office space. Current rent on the facility is $17,682 per month (the lease allows for an increase of 5% per year). We recently upgraded our facilities and enhanced our packaging capabilities through new equipment and technological improvements in order to meet the demands of our customers. Our liquid and powder products are packaged by our outside manufacturers.

PRODUCTS AND SERVICES

         Our vitamin and nutritional supplement line consists of more than 200 products. The Company's product catalog includes the following categories:
Vitamin C Products, Multiple Vitamins/Minerals, Mineral Products, Selenium Products, Antioxidant Formulas, Vitamin E Products, Bioflavonoids, B Vitamins, Essential Fatty Acids, Amino Acids, Pancreas Glandulars, Organic Glandulars, Probiotics, Microbial Balancers, Bioenergetic Nutrients, Musculoskeletal Products, Brain Support Products, Complete Nutrient Formulas and a variety of specialty products, such as supplements for immunological disorders. A brief description of each of these categories appears below, including descriptions of some of our most popular products.

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         Approximately 75% of the products discussed below were formulated by
Allergy Research Group/NutriCology and are manufactured and distributed by the Company. Another 25% of the products are produced by other companies in the industry and distributed by the Company through licensing agreements. Most notably, we license the distribution rights for ProGreens(R), a fresh, nutrient-rich whole food concentrate, which is gluten-free and contains no egg, dairy or animal products, no yeast, malto-dextrin, barley malt or simple sugar, no preservatives, and no artificial flavoring or coloring; OralMat, a product based on an extract of the rye plant; and Eurocel(R), a product made from Korean and Chinese herbs that have been used historically in Oriental medicine.

         The trademark to ProGreens(R) is owned by Jim Cassidy and is licensed to NutriCology under an exclusive, worldwide license pursuant to which Mr. Cassidy receives royalties based on the amount of ProGreens(R) products sold by the Company. Mr Cassidy acts as a consultant to the Company in relation to the ProGreens(R) products and receives a fee for attending tradeshows on the Company's behalf as well as commissions based on sales of the Company's products made by him.

         VITAMIN C PRODUCTS

         Vitamin C is the body's most important water-soluble antioxidant nutrient and is involved in a wide variety of biochemical reactions throughout the body. Included in its functions is the synthesis of collagen, the basis of connective tissues, found in virtually every cell of the body. Vitamin C possesses antioxidant properties and, because of its molecular structure, is able to donate hydrogen atoms from two hydroxyl positions to neutralize free radicals. In addition, it is thought that the body uses Vitamin C during detoxification and inflammation processes, as well as immune system functions, including: the production of white blood cells, histamine release and degradation, the reduction of glutathione (a thiol antioxidant nutrient) and the metabolism and protection of several other nutrients.

         MULTI-VITAMIN/MINERAL PRODUCTS

         The Company produces a multi-Vitamin complex, Multi-Vi-Min(R), formulated by Stephen A. Levine, Ph.D., the Company's Chief Executive Officer and Director of Research. Multi-Vi-Min(R) was designed to be a hypoallergenic, and many people who cannot tolerate a complex nutrient formula do well with the formula. The formula comes in two varieties, one containing copper and iron and one without those ingredients. In addition, the Company produces and markets a number of other multi-Vitamin and mineral products on the premise that a potent multiple vitamin/mineral supplement is a must for everyone. These products include calcium, magnesium, zinc and potassium based products, as well as two forms of OcuDyne(TM), a formula created exclusively for NutriCology by Jonathan Wright, M.D. and Alan R. Gaby, M.D. OcuDyne(TM) is a formula designed to support the structure and various functions of the eye.

         SELENIUM PRODUCTS

         The Company produces Selenium-based products. Selenium is an essential trace element that is "redoxactive," i.e., highly active in electron exchange reactions. Antioxidant enzymes specialize in electron exchange reactions that help protect the cells and tissues from free radicals and other oxidative "electron stealers." Selenium is an essential component of glutathione peroxidase, being located at the "active site" of this major antioxidant enzyme.

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         ANTIOXIDANT FORMULAS

         Under the leadership of Dr. Levine, the Company, through NutriCology, has pioneered hypoallergenic, broad spectrum, mixed antioxidant formulations. Though essential, oxygen has the potential to create metabolic toxicity. Antioxidant nutrients are utilized in conjunction with antioxidant enzymes to help quench oxygen free radical generation. Acting to impede free radical damage to cells and tissues, the body's antioxidant defense system amounts to a metabolic cooling and lubrication system. The antioxidant nutrients are the body's natural antioxins and are crucial to homeostasis, having regulatory roles in a diversity of tissue functions. A variety of stressful environmental, genetic and behavioral factors have been linked to increased free radical production in the tissues. Good dietary habits help conserve the body's antioxidant stores, but under the conditions of modern living it can be good "nutritional insurance" to supplement the diet with natural antioxidants.

         BIOFLAVONOIDS

         The bioflavonoids are the biologically active flavonoids. (A flavonoid is any of a large group of plant substances that includes the anthocypanins, a class of flower pigments.) Bioflavonoids are important nutritional factors, and are part and parcel of just about every plant on Earth. They are important protective factors and regulatory factors in plant metabolism, and from their widespread distribution are likely to have been an integral part of the human diet ever since humans appeared. We believe that this co-relationship with humans over the course of evolution is consistent with the many benefits to homeostasis that they seem to offer, although scientific research on this relationship is still in development stages. Certainly, they are complex chemically, and can play a variety of roles in human metabolism. They are potent antioxidants, and many also display metal binding activity, a property which may contribute to their antioxidant effects. Bioflavonoids are required for the proper absorption of Vitamin C, and increase Vitamin C's effectiveness. They are also thought to improve immunity, fight cancer, reduce inflammation and strengthen capillaries.

         B VITAMINS

         B vitamins are water-soluble and not stored in the body very effectively, therefore they need to be replenished daily. Insufficiencies may occur easily during dieting for weight loss, fasting or consuming the Standard American Diet (SAD), which usually includes too many processed foods and excess sugar. Alcohol and drugs, including antibiotics, also deplete levels of B vitamins.

         The B vitamins function as co-enzymes: they assist the enzymes, our biological catalysts, in implementing the tens of thousands of biochemical reactions and metabolic pathways that make life possible. Some of those enzyme functions include energy production, conversion of carbohydrates to glucose and assisting other nutrients in the metabolism of fat and protein. In addition, B vitamins are essential to optimal functioning of the central nervous system, as the body uses B vitamins during physiological response to stress and fatigue. Adequate levels of B vitamins are also especially important for the formation of healthy hair and skin, and optimal functioning of the eyes and liver. The general muscle tone of gastrointestinal tract is supported by the B vitamins, potentially promoting efficient bowel functions.

         Included in the B vitamin group are the following: B1 (thiamin), B2 (riboflavin), B3 (niacin), B5 (pantothenic acid), B6 (pyridoxine), B12 (cyanocobalamin), chlorine, inositol, PABA, orotic acid, pangameic acid, and B17 (laetrile). Biotin and folic acid are intimately involved in many of the same pathways, and are commonly regarded as quasi-B vitamins.

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         AMINO ACIDS

         Amino acids exist in all living cells and chains of amino acids make up protein. They make up a great portion of our skin, hair, nails, muscle tissue and internal organs. Our brain and heart are especially high in protein. The body uses amino acids in the production of neurotransmitters in the brain, several hormones, a variety of enzyme and metabolic processes, the formation of antibodies, as well as for the production of non-essential amino acids. Essential amino acids are the amino acids the body does not produce and it is necessary to get them from the diet or a supplement. Non-essential and semi-essential amino acids are produced by the body; however, higher amounts may be necessary during times of increased physical or emotional stress, illness or imbalance. The amino acid products produced by NutriCology are easily absorbed into the system.

         PANCREAS GLANDULARS

         The pancreas produce digestive enzymes that serve to break down complex carbohydrates, proteins and fats into nutrient forms required for proper absorption. The Pancreas Organic Glandulars produced by NutriCology are lyophilized (freeze dried) pancreatic glandular tissue taken from organically raised beef, lamb or pork. We obtain our pancreas glandulars exclusively from New Zealand and Australia, where they are harvested from range-grazed animals that have not been exposed to pesticides or additives throughout their lives. Customized freeze-drying yields products that are extremely potent in enzyme activities.

         ORGANIC GLANDULARS

         Glandular tissues can be rich sources of nutrients, enzymes and other factors that support specific gland related metabolism and physiological function. When prepared with sufficient technical sophistication and sensitivity to their delicate nature, some of these glandulars can retain a significant portion of their biological activity. The glandular products produced through NutriCology are produced from government inspected, range-grazed animals from Australia and New Zealand. Our glandulars are freeze-dried, which means the material is frozen, then subjected to a high vacuum that vaporizes moisture directly from the solid state, thereby maintaining its biological activity.

         PROBIOTICS

         The gastrointestinal tract (GI tract) is actually a complex micro-ecosystem in which the mucosal lining of the host coexists with billions of micro-organisms that live on or are attached to the lining. These "probiotic" bacteria are provided with shelter and support, and copious amounts of food substrates. The body benefits from the vitamins and other useful metabolic products these bacteria produce. Other, less beneficial micro-organisms are also present and compete with the probiotics. Dietary supplementation with potent probiotic cultures assists the host in maintaining a healthy probiotic balance. The probiotic products produced by the Company are non-dairy and are generally well tolerated.

         MICROBIAL BALANCERS

         The Company produces a family of microbial balancers. These formulations take advantage of the powers of certain plant extracts to affect the intestinal balance of micro-organisms. Since both friendly and unfriendly micro-organisms are affected, we suggest the use of a probiotic supplement to anyone using these botanicals.

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         BIOENERGETIC NUTRIENTS

         The production of energy begins in a particular organ inside of our cells. That organ is known as the mitochondria. Inside the mitochondria, with assistance of enzymes from the Krebs cycle, carbohydrates and fatty acids are metabolized into Adenosine Triphosphate (ATP). ATP is considered a cofactor and a modulator of activity of some enzymes and can be thought of as cellular currency. Included in this category is the product ProGreens(R), which is formulated with the highest quality green foods, premium adaptogenic herbs and antioxidant bioflavonoids, to provide a broad-spectrum nutritional support from natural food factors not found in isolated vitamins or mineral concentrates. ProGreens(R) is marketed in a variety of forums, including distribution through Internet sites such as Blossomhill.com and VitaminUSA.com, under the Company's NutriCology label.

         MUSCULOSKELETAL PRODUCTS

         The Company produces a variety of musculoskeletal products designed to support connective/joint tissue. Connective tissue is present in varying degrees in all organs of the body. The term "connective tissue" refers to the various types of tissue that make up the joints, tendons, ligaments, even the web that holds all cells together. As a part of this group of products, the Company also produces a calcium product designed to support the production of healthy bone tissue.

         BRAIN SUPPORT PRODUCTS

         The "brain support" formulas produced by the Company are designed to enhance brain function, improving memory, supporting the central nervous system and aiding in the production of neurotransmitters in the brain. Included in this group of products is Melatonin, which was first introduced into the U.S. health food and professional market by NutriCology. Melatonin has many nutritional benefits. However, its main function in the body is to support the aspects of brain chemistry involved in sleep.

         "COMPLETE" NUTRIENT FORMULAS

         The Company produces a family of products which it refers to as "complete" nutrient formulas. These products include: Complete Immune(TM) , Complete Heart(TM), Complete Heart II(TM), and Complete Nerve(TM). (These products are sold as Wholly Immune(TM), Take Heart(TM), and Steady On(TM) under the Allergy Research Group label, which is marketed to professionals). Complete Immune(TM) is a blend of herbs and nutrients designed to work synergistically to enhance the body's natural immunity system, decrease oxidative damage, promote liver detoxification and to regulate cell division. Complete Heart(TM) and Complete Heart II(TM) are comprehensive cardiovascular support formulas and are prepared with or without hormones DHEA and Pregnenolone (Complete Heart II(TM) does not contain these hormones). Both formulas support general nutrition, ATP (adenosine triphosphate) production, catabolism and homocysteine metabolism, anti-oxidant function and maintenance of serum viscosity and cardiovascular health. Complete Nerve(TM) is a comprehensive neurovasular support formula that provides nutrients that have been shown to improve blood and oxygen supply to the brain, potentially improving brain function. This formula provides general nutrition, precursors for the formation of L-dopa and dopamine, support for the generation of neurotransmitters, support of healthy emotional response, increased neuromuscular control and support against oxidative degeneration of central neurons.

         SPECIALTY PRODUCTS

         The Company produces and/or distributes a number of "specialty items" which do not fall into its general product categories. These products include HomoCysteine Metabolism Formula, which provides a good source of folic acid and B vitamins to facilitate the breakdown of homocysteine (a toxic amino acid that can cause vascular disease, playing a role in stroke, myocardial infarction (heart attack), and carotid artery damage among others) back into methionine and other metabolites. Methionine is one of the sulfur-containing amino acids (cysteine and cystine are others) and is important for many bodily functions. Through its supply of sulfur, it helps prevent problems of the skin and nails. It acts as a lipotropic agent to prevent excess fat buildup in the liver and the body, is helpful in relieving or preventing fatigue, and may be useful in some cases of allergy because it reduces histamine release. It also may help lower an elevated serum copper level. Methionine is of concern mainly because it is the limiting, or the least abundant, amino acid in most foods.

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         The Company produces and distributes Mastica, an encapsulated product which contains Mastic gum, a resinous exudate obtained from the stem and the main leaves of the Pistacia Lentiscus tree indigenous to the Mediterranean (most notably the Greek Island of Chios). The gum has been reported in the New England Journal of Medicine to be effective against several strains of Helicobacter pylori. Mastica has become one of our most popular products and we are aware of only one other distributor in the United States.

         Another of our specialty products is Earth Dragon, an herbal combination product developed by Dr. Ba Hoang and his family of three generations of Vietnamese doctors. The product includes dried earthworms (Earth Dragons), which are used traditionally in the Vietnamese diet to aid human digestive system. Recent studies by Professor Joel Weinstock, University of Iowa, support the theory that certain microorganisms may play a key role in modulating intestinal immunity. Weinstock believes that ingesting a very specific species of parasitic worm may be highly effective in the treatment of inflammatory bowel diseases such as ulcerative colitis and Crohn's disease, which are believed to be caused by an overactive immune response to normal intestinal bacteria. Earth Dragon is a proprietary product of Dr. Hoang and is unique to the Company.

         The Company produces a hypoallergenic product using germanium, which is a semimetallic element in the same family as carbon, silicon, tin and lead. Germanium sesquioxide may be used in the treatment of anemia, a blood condition involving an abnormal oxygen carrying potential. NutriCology was the first company in the United States to introduce germanium sesquioxide. We currently produce germanium in both powder and capsule form.

         One of our specialty products is Laktoferrin(TM), which consists of a bovine colostrum derived immuno enhancer called lactoferrin, which is used as a food supplement. Colostrum is the first milk, obtained during the first two days of milk after birth of the calves. Lactoferrin is one of the body's own immunodefensive proteins and is found in small quantities in most body fluids such as saliva, tears, nasal secretions, intestinal fluids and, in much greater quantities, in human colostrum. Besides food supplements, other potential applications of Laktoferrin(TM) include use as an antibacterial agent in personal hygiene products and use as an iron supplement. The Company obtains lactoferrin from New Zealand grain fed cattle. We produce two forms of Laktoferrin(TM), one with 250 mg of Colostrum.

         The Company recently obtained exclusive U.S. distribution rights for Eurocel, a product made from Korean and Chinese herbs that have been used historically in Oriental medicine. Testing done on Eurocel indicates positive results in patients with Hepatitis C, indicating a significant decrease in viral titers. Since Eurocel is only a recent addition to our product line, we cannot yet predict what percentage of sales it will represent.

         Other "specialty products" include three hypoallergenic products known as NAC (N-Acetyl-L-Cysteine), an antioxidant closely related to L-cysteine but more stable, Saw Palmetto Complex, which provides the highest quality standardized Saw Palmetto extract available, together with other active nutrients that complement its action, and Super Immuno Complex(TM), a daily high-potency nutritional supplement package designed to boost the body's immunity system. NAC, when taken orally, will raise blood and tissue cysteine levels. Cysteine is important for homeostasis, being a key antioxidant, a glutathione pre-curser and a natural source of sulfur for metabolism. Saw Palmetto extract is a lipophilic extract of saw palmetto berries, which act as an anti-inflammatory in the treatment of benign prostate enlargement. Super Immuno Complex(TM) consists of a combination of capsules of the Company's other immunodefensive-related products, including Buffered Vitamin C.

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INDUSTRY OVERVIEW

         According to Packaged Facts, an independent research firm, the retail market for vitamins, minerals and other supplements (excluding sports nutrition, food bars and diet products; the "VMS Products") grew, through 1998, at a compound annual rate of 15.4% from $5.0 billion in 1994 to $8.9 billion in 1998. A large portion of this growth is attributable to an increase in sales of supplements (primarily herbal products), which grew from $1.3 billion in 1994 to $3.9 billion in 1998. Growth in this category was fueled by the widespread publicity surrounding such herbs as echinacea, garlic, ginseng, gingko, Saw Palmetto and St. John's Wort.

         Despite growth through 1998, industry sources indicate that the growth rate in the nutritional supplement industry slowed significantly in 1999. We believe this slowdown is partially due to a decline in sales at the retail level of St. John's Wort and other herbal products that were in greater demand in the first half of 1998, largely as a result of media attention, and to a more generalized industry-wide slowing of growth across most product categories. We believe that, as a result, orders to manufacturers and suppliers were reduced in 1999.

         We believe the historical industry growth through 1998 was caused by several factors, including; (i) favorable demographic trends towards older Americans, who are more likely to consume nutritional supplements; (ii) product introductions in response to new scientific research findings supporting the positive health effects of certain nutrients; (iii) the nationwide trend toward preventive medicine in response to rising health care costs; (iv) increased consumer interest in alternative health and herb-related supplements; and (v) the heightened understanding and awareness of healthier lifestyles and the connection between diet and health. Moreover, although the industry has grown dramatically in recent years, there is still a large untapped domestic market as only an estimated 56% of Americans currently consume vitamins, herbs and nutritional supplements on a regular basis.

         Vitamins and nutritional supplements are sold through several channels of distribution: health and natural food stores, mass market retailers (drug store chains, supermarkets and other mass merchandisers), direct sales channels (including network marketing and catalog distribution), and e-commerce via the Internet. According to Packaged Facts, in 1998 the mass market channel accounted for approximately 49% of the sales of vitamin, mineral and supplement products, health and natural food stores accounted for approximately 39% of sales and direct selling, mail order and the Internet accounted for approximately 12% of sales.

         Over the past several years, public awareness of the positive effects of vitamins and nutritional supplements on health has been heightened by widely publicized reports of scientific findings supporting such claims. Many studies have indicated a correlation between the regular consumption of selected vitamins and nutritional supplements and reduced incidences of a wide range of conditions, including cancer, heart disease, stroke, arthritis, osteoporosis, mental fatigue, depression, declining immune function, macular degeneration, memory loss and neural tube birth defects. Reports have indicated that the United States government and universities have generally increased sponsorship of research relating to vitamins and nutritional supplements. In addition, Congress has established the Office of Alternative Medicine in the National Institutes of Health to foster research into alternative medical treatments which may include natural remedies and has also directed the Office of Dietary Supplements in the National Institutes of Health to conduct and coordinate research into the role of dietary supplements in maintaining health and preventing disease.

         We expect that the aging of the United States population, together with a corresponding increased focus on preventative health measures, should result in increased demand for vitamins and nutritional supplement products. According to the United States Census Bureau, through 2010, the 35-and-older age group of consumers, which represents a substantial majority of regular users of vitamin and nutritional supplements, is expected to grow significantly faster than the general United States population. Based on information supplied by Packaged Facts indicating that approximately 56% of Americans consumed vitamins and nutritional supplements on a regular basis in 1998, we believe that there is a large untapped domestic market for vitamins and nutritional supplements.

         While the retail channel of distribution for vitamins and nutritional supplements has been consolidating, there has not yet been any significant consolidation among the companies that manufacture and sell these products. The vitamin and nutritional supplement industry remains fragmented, and we believe that no company controls a significant share of the market.

         Our work with Dr. Ba Hoang, one of our Medical Advisors, has lead to research into a number of herbal products that we plan to sell as supplements and which may also be developed into strict pharmaceutical products with patent protection. We have already submitted two patent applications, one for the treatment of asthma and another for the treatment of ITP, idiopathic thrombocytopenia, which is a common bleeding disease. We have recently completed an option agreement to license these products to Phytopharm plc, a UK based pharmaceutical company. This company is a public pharmaceutical company that specializes in developing botanicals for drug use. They work with inventors, and move research ideas into full scale research.

COMPETITION

         Strong interest in nutritional supplements has resulted in a large number of competitors in the marketplace. The market has many growth companies with strong marketing and sales abilities, quality products and sound management. According to the trade magazine Whole Foods, health food store sales throughout the nation grew in revenues from $9 billion to $17 billion in 1998. Nutritional supplements represent approximately 25% of those revenues according to Whole Foods. Vitamins and nutritional supplements are sold primarily through the following channels of distribution: health and natural food stores, mass market retailers (drug store chains, supermarkets and other mass merchandisers), and direct sales channels (including network marketing, catalog and Internet distribution).

A few of our competitors are listed below:

         THORNE RESEARCH. Thorne manufactures products similar to those of the Company, in approximately the same price range, and markets its products only to health care professionals. In fact, in marketing to professionals, Thorne is probably our biggest competitor. However, Thorne tends to cater to Naturopathic Doctors, while the Company markets to a broader range of professionals in the medical field. In addition, our products are more generally available than those of Thorne since they can be purchased directly or in stores.

         METAGENICS, INC. We have a broad spectrum of medical professionals who buy our products, including, but not limited to, Chiropractors, whereas Metagenics primarily targets Chiropractors. The two companies have different market focuses, as Scottsdale Scientific does not concentrate on courting chiropractors.

         DOUGLAS LABS. This company manufactures some products which are similar to ours and does a lot of private labeling for members of the health care profession. Although we feel that our products are as good or better than those of Douglas, we are not yet equipt to compete with their products in the private labeling market.

         JARROW FORMULAS. Jarrow manufactures high quality products which are marketed in the retail market. We believe their products are of a higher quality than those of either TwinLab or KAL, and their products are generally priced a little lower than ours. The retail market for Jarrow products seems to be growing; while most of our sales are from the professional market.

         TWINLAB. This is a mass market-focused company, whereas Scottsdale Scientific concentrates on sales to medical professionals. The Company has plans to enter the mass market in the next few years, but believes that scientifically-based products such as the Company's will be sought after. There will be some overlap with the TwinLab customer base at this time, but it is not expected to adversely impact our current revenue stream.

         NATURE'S WAY. This company focuses on the private label business segment, not on sales to medical professionals. We plan to increase our focus on the private label segment. We received a favorable response to our products in the EU marketplace at the European Private Label Exhibit. As the private label customer looks to add products into its line, we believe scientifically-based products will be sought-after. There will be some overlap with Nature's Way customer-base, but this is not expected to adversely impact our current revenue stream.

         KAL. This company produces herbal products. Currently we do not carry many herbal products and do not view KAL as a direct competitor. Should we begin producing and marketing herbal products as a result of our research and on nutraceuticals, there is a chance that we will be in direct competition with products produced by KAL.

         SOLGAR VITAMIN AND HERB COMPANY. Solgar (acquired by American Home Products, Inc. during 1998) has made in-roads into the international marketplace, which is an arena management feels will be a viable growth avenue for the Company. While competition with Solgar may cause some overlap, it will not adversely impact our current revenue stream.

         REXALL SUNDOWN, Inc. develops, manufactures, markets and sells vitamins, nutritional supplements and consumer health products through sales to retailers, direct sales through independent distributors and mail order. It offers a line of approximately 800 products, including vitamins in both multivitamin and single-entity formulas, minerals, herbals, weight management products, homeopathic remedies, sports nutrition products and personal care products, and is in direct competition with some of the our vitamin and nutritional supplement products.

         WEIDER NUTRITION INTERNATIONAL, INC. develops, manufactures, markets, distributes and sells branded and private label vitamins, nutritional supplements and sports nutrition products in the United States and throughout the world. It offers a broad range of capsules and tablets, powdered drink mixes, bottled beverages and nutrition bars. Its portfolio of recognized brands, including Schiff, Weider Sports Nutrition, MetaForm and American Body Building, are primarily marketed in four principal categories, sports nutrition, vitamins, minerals and herbs, weight management and healthy snacks. Weider carries a broader range of products than the Company, a few of which are in direct competition with some of our products. However, although we use mass marketing, Weider appears to focus its marketing efforts on the sports sector.

         PURE ENCAPSULATIONS, manufactures a line of hypo-allergenic nutritional supplements (vitamins, minerals, standardized herbal extracts, amino acids, protein powders, and other nutrients), which are marked directly to individuals in the health care industry. Some of these products are similar to ours, and we will experience competition from Pure Encapsulations to varying degrees.

         Some of the companies listed above, and many other corporations in the health and nutritional supplement business, are better funded and possess superior managerial and marketing resources. We plan to compete primarily on the basis of superior service and differentiate the Company by marketing its high quality products directly to professionals, allowing a greater percentage of products to be distributed under private labeling and producing products which address needs that have not been met by our competitors' products.

         The Company is also expanding into the field of research on pharmaceuticals and nutraceuticals. While we hope that this research will lead to discovery of new uses for herbs which may be incorporated into our existing products or used to develop new products, we will also market our research results to pharmaceutical companies for further research and clinical trials. It is our intention to obtain patents for our research, and to sell these patents to interested pharmaceutical companies. Due to the limited nature of our activities in the field of pharmaceutical and nutraceutical research - the Company will not perform clinical trials - the identity and nature of our competitors is uncertain. However, we anticipate competition from pharmaceutical companies conducting internal research on new products as well as outside research groups, such as ClinTrials, that are hired by pharmaceutical companies to conduct research on their behalf. In addition, products produced under patents to which the Phytopharm option applies will experience competition from alternative or similar products produced by Phytopharm's competitors.

MARKET STRATEGIES

         Scottsdale Scientific has divided sales into multiple market channels:

         o Allergy Research Group (Professional product label) - Physicians, nutritionists, chiropractors and health care professionals.

         o NutriCology, Inc. (Wholesale/Retail product label) - Wholesale accounts including health food stores and direct catalog sales to consumers.

         o  Private labeling to other health and wellness companies.

         The Company markets its products under both broadline brands for NutriCology, Inc. and Allergy Research Group, and private labeling. Broadline brands offer a complete range of products under one brand name, including multivitamins, single-entity vitamins, minerals and nutritional supplements, including herbal products. Private label products which are usually marketed under the retailer's store brand name also offer a wide product assortment, albeit typically somewhat narrower in scope than broadline brands, including national brand equivalent formulas positioned as lower-priced "compare and save" products. We currently provide private labeling to a number of our physician accounts.

         Currently, the Company markets its products through the use of trade shows, direct marketing to physicians, nutritionists, chiropractors and health care professionals, contractual arrangements with distributors (who market the products themselves), advertising in trade magazines, radio shows in which Dr. Levine participates, direct sales to health food stores and pharmacies, and direct catalog sales to consumers. The Company's direct sales marketing team is currently limited, consisting of two primary sales representatives. The Company is in the process of expanding its in-house marketing team and is adding two additional sales representatives in January 2001.

REGULATION

         The manufacturing, processing, formulating, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the United States Food and Drug Administration (the "FDA"), the Federal Trade Commission (the "FTC"), the United States Department of Agriculture and the Environmental Protection Agency ("EPA"). These activities are also regulated by various agencies of the states, localities and foreign countries in which the Company's products are manufactured, distributed and sold. The FDA, in particular, regulates the formulation, manufacture and labeling of vitamin and other nutritional supplements in the United States.

         On October 25, 1994, the President signed into law the DSHEA. This new law revises the provisions of the FFDC Act concerning the composition and labeling of dietary supplements and, in our judgment, is favorable to the dietary supplement industry. The legislation creates a new statutory class of "dietary supplements." This new class includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, and the legislation grandfathers, with certain limitations, dietary ingredients on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient, one not on the market before October 15,1994, will require evidence of a history of use or other evidence of safety establishing that it will reasonably be expected to be safe, such evidence to be provided by the manufacturer or distributor to the FDA before it may be marketed. The DSHEA also invalidates the FDA's prior enforcement theory that dietary supplements are food additives requiring pre-market approval.

         Products marketed by the Company are classified as dietary supplements under the FFDC Act. Advertising and label claims for dietary supplements have been regulated by state and federal authorities under a number of disparate regulatory schemes. There can be no assurance that a state will not interpret claims presumptively valid under federal law as illegal under that state's regulations, or that future FDA or FTC regulations or decisions will not restrict the permissible scope of such claims.

         Both foods and dietary supplements are subject to the Nutrition Labeling and Education Act of 1990 (the "NLEA"), which prohibits the use of any health claim for foods, including dietary supplements, unless the health claim is supported by significant scientific agreement and is either pre-approved by the FDA or the subject of substantial government scientific publications and a notification to the FDA. To date, the FDA has approved the use of only a limited number of health claims for dietary supplements. However, among other things, the DSHEA amends, for dietary supplements, the NLEA by providing that "statements of nutritional support" may be used in labeling for dietary supplements without FDA preapproval if certain requirements, including prominent disclosure on the label of the lack of FDA review of the relevant statement, possession by the marketer of substantiating evidence for the statement and post- use notification to the FDA, are met. Such statements, commonly referred to as "structure function" claims, may describe how particular nutritional supplements affect the structure, function or general well-being of the body (e.g. "promotes your cardiovascular health").

         On November 18, 1998, the FTC published "Dietary Supplements: An Advertising Guide for Industry," a guide describing FTC policy governing dietary supplement advertising. The guide provides additional explanation but does not substantively change the FTC's policy requiring that product claims be truthful and supported by adequate substantiation as to the truthfulness of the claim.

         Governmental regulations in foreign countries where the Company plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally the responsibility of the Company's distributors for those countries. These distributors are independent contractors over whom the Company has limited control.

         We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on the Company's business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition. Compliance with the provisions of national, state and local environmental laws and regulations has not had a material adverse effect upon the capital expenditures, earnings, financial position, liquidity or competitive position of the Company.

         Because the Company does not intend to manufacture pharmaceuticals and nutraceutical products itself, but will only conduct literature work and patent applications for potential products, we do not anticipate application of regulations governing the manufacturer of pharmaceuticals.

EMPLOYEES

         As of the date of this registration statement, the Company, together with NutriCology, employs approximately 46 full-time and 4 part-time employees. We expect to hire other personnel, including sales representatives and corporate officers, as necessary for sales and marketing and administration. The Company does not have any collective bargaining agreements with its employees and we believe its employee relations are good.

INTELLECTUAL PROPERTY

         The Company's trademarks are valuable assets which are very important to the marketing of our products. Our policy is to pursue registrations for all of the trademarks associated with our key products. The Company has approximately seven (7) trademark registrations with the United States Patent and Trademark Office with others in the application process, including one for OcuDyne. We rely on common law trademark rights to protect our unregistered trademarks. Common law trademark rights do not provide the Company with the same level of protection as would U.S. federal registered trademarks. In addition, common law trademark rights extend only to the geographic area in which the trademark is actually used, while U.S. federal registration prohibits the use of the trademark by any third party anywhere in the United States.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

GENERAL

         The following discussion should be read in conjunction with the Company's financial statements and the notes thereto and the other financial information appearing elsewhere in this document. In addition to historical information, the following discussion and other parts of this document contain certain forward-looking information. When used in this discussion, the words "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected due to a number of factors beyond the Company's control. The Company does not undertake to publicly update or revise any of its forward-looking statements even if experience or future changes show that the indicated results or events will not be realized. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Readers are also urged to carefully review and consider the Company's discussions regarding the various factors which affect its business included in this section and elsewhere in this Registration Statement.

RESULTS OF OPERATIONS

         Please refer to the financial statements, which are a part of this Registration Statement for further information regarding the results of operations of the Company.

         FISCAL YEAR ENDED DECEMBER 31, 1999 COMPARED TO DECEMBER 31, 1998

         During the fiscal year ended December 31, 1999, the Company had net sales of $13,205,493, representing a decrease of approximately $245,000 or 2% from net sales of $13,450,758 during fiscal year ended December 31, 1998. Cost of sales decreased approximately $376,000 or 4% to $8,344,852 for the year ended December 31, 1999, compared to $8,721,194 for the year ended December 31, 1998. Gross profit margins increased approximately 2%, resulting from the Company's successful implementation of planned cost reduction programs, which included the Company's efforts to continue to actively pursue and replace existing vendors (with more favorable terms), resulting in reduced raw material costs and storage costs. Additionally, during 1999, the Company reduced its physical inventory levels by approximately one-third, which further contributed to substantial savings to the Company in terms of raw material costs and storage costs.

         Operating expenses increased by approximately $439,000 or 7% to $6,517,635 for the year ended December 31, 1999 from $6,079,061 for the year ended December 31, 1998, primarily attributable to increased payroll and related costs resulting from the placement of several key personnel, increased leasing expenses for the new facility, and increased consulting expenses related to implementing the Company's new 25,000 square-foot facility.

         Interest expense increased approximately $43,000 for the year ended December 31, 1999 as compared to 1998 as a result of the Company's outstanding line of credit balance during most of 1999, which was used to finance its accounts receivable and inventory.

         As of December 31, 1999, the Company recorded a deferred tax asset of $24,454 to be realized as a result of future taxable income offset by net operating loss carryforwards. As of fiscal year ended December 31, 1999, the Company had approximately $2,600,000 available in federal and state net operating loss carryforwards to offset future taxable income, which expire principally in the year 2019.

         NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO SEPTEMBER 30, 1999

         During the nine months ended September 30, 2000, the Company experienced a decrease in net sales of approximately $875,000, or 9%, to $8,743,084 compared to $9,618,648 for the nine months ended September 30, 1999. The decrease is primarily attributable to a decrease in sales to professionals. Cost of sales decreased approximately $1,005,000, or 16%, to $5,243,477 for the nine months ended September 30, 2000, compared to $6,248,006 for the nine months ended September 30, 1999. Although sales and costs of sales decreased from the prior operating period, gross profit margins increased approximately 5% as a result of the Company's successful implementation of planned cost reduction programs, which include the Company's efforts to continue to actively pursue and replace existing vendors (with more favorable terms), resulting in reduced raw material costs and storage costs. In addition, during 1999, the Company reduced its physical inventory levels by approximately one-third, which further contributed to substantial savings to the Company in terms of raw material costs and storage costs.

         Operating expenses decreased by approximately $1,300,000, or 29%, to $3,176,794 for the nine months ended September 30, 2000, from $4,477,067 for the nine months ended September 30, 1999. The decrease is primarily attributable to an approximate decrease of $800,000 in payroll and costs resulting from the departure of several members of management and other employees. The Company is currently re-building its management team from within to support its continued growth and, is in the process of recruiting an additional sales person for the Northern California region and new personnel to operate its management information system following departure of a current employee. In the interim, the Company may obtain the services of outside management consultants. As personnel are added or transitioned, the Company may experience an increase in payroll and related costs, and/or, if the services of outside consultants are utilized, an increase in costs due to consulting fees. As a result of changes in management, the Company has been successful in reducing its selling expenses, including advertising, printing and promotion costs, by approximately $288,000. The Company continues to seek out business and industry savvy individuals willing to serve on the Company's Board of Directors, who can advise management on its growth strategy. Although directors are not currently compensated, the Company may be required to offer some form of compensation to attract new directors. It is not anticipated that compensation of directors will have a material impact on the Company's cost of operations however, since director compensation would most likely take the form of equity compensation and/or attendance fees.

         Total expenses paid for outside consultants for the nine months ended September 30, 2000 decreased approximately $176,000, offset by approximately $200,000 in legal fees incurred primarily as a result of the Company's efforts to file a registration statement and become a fully reporting company. Additionally, the Company has centralized its operations to its corporate headquarters by closing down offsite locations, thereby reducing total occupancy costs by approximately $175,000.

         As of September 30, 2000, the Company recorded a deferred tax asset of $116,370 to be realized as a result of taxable income offset by net operating loss carryforwards. The Company has approximately $2,300,000 available in federal and state net operating loss carryforwards to offset future taxable income, which expire principally in 2019.

LIQUIDITY AND CAPITAL RESOURCES

         FISCAL YEAR ENDED DECEMBER 31, 1999 COMPARED TO DECEMBER 31, 1998

         At December 31, 1999, the Company had a negative working capital of $86,217, with an outstanding line of credit balance of $608,005. The line of credit was used to finance the Company's accounts receivables and inventory during fiscal year 1999.

         Net cash flows used in operating activities was $33,745 for the year ended December 31, 1999, resulting primarily from a decrease in inventory of $2,473,183, a decrease in income tax deposits of $220,195, and a decrease in accounts payable of $1,413,401. Net cash flows used in operating activities for the year ended December 31, 1998 was $566,179, primarily resulting from an increase in income tax deposits of $220,195, a decrease in inventory of $376,789, and an increase in accounts payable of $580,833. During 1999, the Company decreased its inventory levels by approximately one-third to curtail its warehousing and inventory costs, which contributed to the significant decrease in accounts payable of $1,413,401 from 1998 to 1999.

         Net cash flows used in investing activities was $194,480 and $467,125 for the years ended December 31, 1999 and 1998, respectively, which was primarily used to purchase the equipment necessary to increase its manufacturing and distribution capacity.

         Net cash flows provided by financing activities was $58,575 and $1,241,810 for the years ended December 31, 1999 and 1998, respectively, and was primarily attributable to proceeds from the sales of its common stock of $37,500 and $790,499, respectively, advances under its line of credit of $75,000 and $533,005, respectively, and repayments under capital lease obligations of $71,425 and $84,367, respectively.

         NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO SEPTEMBER 30, 1999

         The Company regained a positive working capital position during the nine months ended September 30, 2000. As of that date, the Company had positive working capital of $249,463. The Company's outstanding line of credit balance used to finance its accounts receivable and inventory was $956,898.

         At September 30, 2000, net cash flows from operating activities was $204,274, resulting from an increase in inventory of $213,246 and a decrease in accounts payable of $273,142. Net cash flows used in operating activities for the nine months ended September 30, 1999 was $951, primarily resulting from a decrease in inventory of $1,736,979 and a decrease in accounts payable of $1,021,494. As of September 30, 2000, the Company had no backlog of business.

         Net cash flows used in investing activities was $86,561 and $193,140 for the nine months ended September 30, 2000 and 1999, respectively. The Company continues to purchase the equipment necessary to increase its manufacturing and distribution capacity to support its sales volume.

         Net cash flows provided by financing activities was $290,711 and $129,164 for the nine months ended September 30, 2000 and 1999, respectively, and was primarily attributable to advances under its line of credit of $348,893 and $150,000, respectively, reduced by repayments under capital lease obligations of $58,182 and $49,435, respectively.

PLAN OF OPERATION

         During the next twelve months, the Company will continue to work with Dr. Hoang on his proprietary herbal formulas and patent applications with a view to developing additional research which can be marketed to the pharmaceutical and nutraceutical industries under agreements similar to that with Phytopharm. In addition, should Phytopharm exercise its option, the Company and Dr. Hoang will continue to work with Phytopharm to develop new products based on the existing patent applications.

         In addition to our work in the pharmaceutical and nutraceutical fields of research, we hope to add new products to our existing product line. The Company will devote resources to the development of ImmKine, a bacterial cell-wall immunostimulant used for immune depressive diseases such as CFS. It is anticipated that ImmKine will be added to the Company's current line of products in January 2001. As a result of these activities, the Company may experience an increase in research and development costs over the next year. The Company is also in discussions with the developer of an anti-angiogenic compound ("C-Statin"), a product designed to block abnormal angiogenisis (development of blood and lymph vessels), with a goal towards establishing the Company as the master distributor of the product. Management hopes to enter into a license agreement with the patent-holder for distribution of the product during January 2001.

         Management believes that the Company has good relations with all of its current manufacturers and suppliers. Subsequent to year end, we have experienced a concentration of approximately 50% of our manufacturing with three separate vendors, with Horizon Laboratories manufacturing 26% of our products. However, we believe that, due to the large number of businesses performing this type of service in the industry, the Company would have little difficulty in finding viable alternatives in the event Horizon Laboratories became unable or determined not to continue manufacturing the Company's products.

         The Company's future funding requirements will depend on numerous factors, some of which are beyond the Company's control. These factors include the Company's ability to operate profitably, its ability to recruit and train management and personnel, and its ability to compete with other, better capitalized and more established competitors who offer alternative or similar products to those of the Company. Management believes that, given its positive working capital position, the Company can satisfy its cash requirements over the next twelve months from operations if it continues to operate at a profit. The Company's capital resources and liquidity are expected to be provided by the Company's cash flow from operations, and borrowings under its $1,200,000 line of credit with Aerofund Financial, Inc. ("Aerofund"). In addition, the Company has available net operating loss carryforwards of approximately $2,300,000 to offset future taxable income, and continued repayment of notes are expected to act as contributing factors to the Company's profitability.

         The Aerofund line of credit provides for maximum financing of $1,200,000, bearing interest at prime plus three percent (3%), computed on a monthly basis. As of September 30, 2000 the balance outstanding under the line of credit was $956,898. The Company has been making monthly interest payments on the balance. Because the line of credit is secured by substantially all of the assets of the Company, if the Company were to fall into default under the terms of its agreement with Aerofund it could have material adverse impact on the Company's business and financial position. Management is currently seeking financing on better terms from other financial institutions.

         One of the Company's business strategies is to pursue acquisition opportunities that complement or extend its existing products or product lines, or are compatible with its business philosophy and strategic goals. Future acquisitions could be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of the foregoing. There can be no assurance that the Company will be able to make acquisitions on terms favorable to the Company and that funds to finance an acquisition will be available or permitted under the Company's financing instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

         Recent pronouncements of the Financial Accounting Standards Board, which are not required to be adopted at this date include SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was subsequently amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective Date of SFAS No. 133" and SFAS No. 138, "Accounting For Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133". SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is not expected to have a material impact on the Company's financial statements.

         In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition In Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company is required to adopt SAB 101 no later than the fourth quarter of fiscal 2000. SAB 101 is not expected to have a material impact on the Company's financial statements.

RECENT DEVELOPMENTS

         On April 20, 2000, the Company's common stock became ineligible for listing on the Nasdaq Over-The-Counter Bulletin Board under NASD Eligibility Rule 6530. The Company is currently traded on the pink sheets under the symbol "STDS", and hopes to re-establish its stock on the OTCBB upon clearance of this registration statement by the U.S. Securities and Exchange Commission. Once the registration statement has cleared comments, the Company's stock will be eligible for re-listing on the OTCBB upon acceptance by Nasdaq of the application of one of the Company's market makers for such a listing.

         On December 18, 2000, the Company will hold its annual meeting of shareholders, at which shareholders will be asked to approve an amendment to the Company's Articles of Incorporation, changing the name of the Company to "Allergy Research Group, Inc."

ITEM 3. DESCRIPTION OF PROPERTY

         The Company's main administrative and warehouse, located in Hayward, California, is leased at a rate of $17,682 under a five year lease which commenced June 1, 1998. The lease contains a provision allowing for an increase in rent of 5% per annum. The property consists of approximately 25,440 square feet of office and warehouse space, of which approximately 5,500 square feet is office space and 19,940 square feet consists of warehouse space. The Company previously maintained a second warehouse for warehousing and packaging purposes, which was sublet during the nine months ended September 30, 2000 at a loss to the Company. During fiscal years ended 1999 and 1998, the Company paid rent on its facilities of $312,036 and $145,692, respectively, including $48,000 in rent paid on its previous facilities in 1998. For the period ended December 1, 2000, the Company has paid total rent of $331,152 on both facilities, with a loss of $25,192 on the facilities currently being sublet.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table provides information as of December 31, 1999 concerning the beneficial ownership of the Company's common stock by (i) each director, (ii) each named executive officer, (iii) each shareholder known by the Company to be the beneficial owner of more than 10% of its outstanding Common Stock, and (iv) the directors and officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investing power with respect to all shares of Common Stock owned by them.

--------------------------------------------------------------------------------------------------------------------
                                 Name and Address of Beneficial       Amount and Nature of       Percent of Class
Title of Class                               Owner                    Beneficial Ownership
--------------------------------------------------------------------------------------------------------------------
$.001 par value common stock    Stephen Levine, Ph.D.
                                30806 Santana Street                          9,800,000 (3)             66%(1)
                                Hayward, California 94544

$.001 par value common stock    Officers and Directors as a group             9,800,000                 65%(2)

--------------

(1) Where persons listed on this table have the right to obtain additional shares of Common Stock through the exercise of outstanding options or warrants or the conversion of convertible securities within 60 days from December 31, 1999, these additional shares are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by such persons, but are not deemed outstanding for the purpose of computing the percentage owned by any other person.
(2) Percentages are based on 15,055,355 shares outstanding on December 1, 2000.
(3) Represents shares held jointly with the Company's Secretary, Susan Levine, as community property. Percentage calculation includes currently vested options held by Susan Levine.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The management and directors of the Company's business activities are under the control of its Board of Directors. Its Chief Executive Officer, Dr. Steven Levine, manages the Company's daily operations. The Company currently has three directors. Below are the executive officers and directors of the Company.


NAME                                  POSITION HELD(1)
----                                  -------------

Stephen Levine, Ph.D.                 Chief Executive Officer, President,
30806 Santana Street                  and Chairman of the Board
Hayward, California 94544

Susan Levine                          Chief Promotions Officer, Secretary,
30806 Santana Street                  Director
Hayward, California 94544

Ed Kane (1)                           Director
45 Reese Road
Millville, NJ 08332

----------------
(1)  Mr. Kane is an independent director of the Company.

         The following is a summary of the business experience of the officers and directors of the Company, as well as other key employees.

         STEPHEN LEVINE, PH.D. (50) has served as the Company's Chief Executive Officer from December 1997 to January 1999 and recommenced service to the Company in that capacity in January 2000, upon resignation of Marianne Sum. Dr. Levine has been Chairman of the Board and a Director of the Company since December 1997. Dr. Levine graduated cum laude from the State University College in Buffalo, New York and received his Ph.D. from the University of California, Berkeley. In 1979, Dr. Levine founded NutriCology/Allergy Research Group and was employed as its owner and operator from that time until 1998, when NutriCology was acquired by the Company. He now serves as Chairman of the Board of Directors, as well as being employed as Director of Research. Dr. Levine is the author of AntiOxidant Adaption, Its Role in Free Radical Pathology. Dr. Levine is the husband of Susan Levine, who acts as Vice President of Convention Sales of the Company.

         SUSAN LEVINE (46) has served as the Secretary and Chief Promotions Officer and Director to the Company since December 1997. Mrs. Levine resigned her board membership temporarily between January 1999 and January 2000. In addition, Susan Levine acts as the Company's Public Relations and Conventions and Travel Specialist. Since 1980, Mrs. Levine has worked with her husband, Dr. Stephen Levine, in the creation and development of NutriCology. Prior to working for the Company, Mrs. Levine was the Director of Senior Housing ECHO, a non-profit organization located in Hayward, California, where her duties included grant writing and coordination of workers for social programs.

         ED KANE (74) was appointed to the Company's Board of Directors on November 8, 2000. From 1955 to present, Mr. Kane has acted as the sole owner and chief executive officer of Kane Steel, a company that has current gross sales of $25 million and over 120 employees. Mr. Kane also started K-TRON International ("KTII") in 1964. KTII was the first to digitize weigh feeding, which is a system used to continuously weigh and feed material for the process industries. KTII is listed on the over-the-counter market and is a $120 million company today, with plants in Switzerland and the United States. In addition, Mr. Kane started K-FLOW International ("KFI") in 1980 to manufacture a patented mass flow meter. KFI was merged into the instrument division of the Swiss firm Asea Braun Bavari in 1991. Expanding into the health field ten years ago, Mr. Kane and his wife Patricia, a Ph.D., founded BodyBio Corporation, a specialized laboratory analysis service utilized by physicians worldwide in interpreting blood test results. Mr. Kane is currently the chief executive officer of BodyBio Corporation. Mr. Kane has been a student of science and medicine for most of his adult life, and holds a degree from the Temple University. Mr. Kane's particular focus has been on fatty acid metabolism. He has been a visiting professor at the Wharton School of Business in Philadelphia and instructs physicians in a biomedical course on lipid metabolism five times yearly. Mr. Kane holds several U.S. patents on steel structures, instrumentation and biochemistry. The city of Millville, New Jersey recently recognized Mr. Kane as one of the three leading industrialists of the last half century.

KEY EMPLOYEES

         CLINTON ABBOTT has served as Purchasing Manager of the Company since October 1999. Mr. Abbott has filled various roles for the Company: From July 1999 to September 1999, he acted as Pharmacy Market Development Manager; from September 1998 to July 1999 he acted as Purchasing and Facilities Manager; from April 1997 to September 1998 he acted as Purchasing/Warehouse Manager; and from December 1996 to April 1997, he acted as Purchasing Manager. Mr. Abbott brings 20 years of experience with two of the largest pharmaceutical wholesalers in the U.S., Cardinal Health ($240 million per year in sales) and Bergen Brunswig ($140 million per year), where he held titles of Purchasing, Operation and Distribution Manager. Mr. Abbott holds a B.S. degree in Business Administration from California State University, Sacramento, where he graduated in 1980.

         LUBA VOLOSHKO, PH.D. has served as Director of Quality Control to the Company since 1998. Dr. Voloshko came to Scottsdale Scientific with a Ph.D. in chemistry from the Moscow University of Chemical Technology. Dr. Voloshko was the Chemical Department Chief at the Laboratory of Foresensic Science in Riga Latvia for twelve years from 1984 through 1997 before coming to the U.S. Dr. Voloshko keeps abreast of all FDA regulations related to the nutritional supplement industry, conducts random and specific product and material testing, oversees the receipt and release of all raw materials and finished goods, and well as reviewing product labeling for accuracy.

         HORTENSE AMARANTE serves as Customer Service Manager and Accounting Supervisor to the Company. One of the most senior employees at Scottsdale Scientific, Ms. Amarante has been with the Company since 1990 filling many roles, primarily in the accounting department which she now supervises. Ms. Amarante was recently also promoted to Manager of Customer Service. Prior to joining the Company Ms. Amarante worked in the Accounting Department for First Select Visa for five years. Ms. Amarante was educated in Portugal and holds a Bachelors of Arts degree in Education.

         BEVERLY WEAVER, acts as national Sales Manager for the Company since 2000. Ms. Weaver came to work for the Company as its Texas sales representative in 1997, an area that covers Arizona as well. Prior to coming to the Company, Ms. Weaver was the business manager for Rhythm of Life Wellness Center in Mesa Arizona from 1995 to 1997. Ms. Weaver attended the University of Houston for two years and the Pan American College in Edinburgh, Texas for one year. In her current position, she attends trade shows, visits doctors and coordinates efforts of other members of the Company's sales staff.

         DIANE RAILE, CNC, acts as Technical Support Coordinator to the Company. A Certified Nutrition Consultant, Ms. Raile was educated at the Institute for Educational Therapies in Cotati, California. Ms. Raile acts as intermediary between customers and the Scottsdale Scientific research and development department, as well as coordinator of the Company's product library. Prior to joining the Company in 1998, Ms. Raile held teaching positions at IET campuses and Trinity College in San Francisco and maintained a private nutritional practice. Ms. Raile is an accomplished public speaker on the subject of nutrition. She taught at IET from September 1997 to July 1998 and with Trinity from October 1997 to March 1998.

MEDICAL ADVISORY BOARD

         The Company has a Medical Advisory Board, currently consisting of the following members:

         DR. JEFFRY ANDERSON. Dr. Anderson is Medical Advisory Board co-chairman with Dr. Stephen Levine. Dr. Anderson is a Marin County based medical doctor whose work in the area is well known. Dr. Anderson consults with Dr. Levine to develop state of the art designer supplements the Company is known for originating. Prior to his consulting work with the Company, Dr. Anderson was in private practice in Marin County for approximately 25 years. He has been working with Dr. Levine during for approximately the past ten years, at the same time acting as a consulting physician for other companies. He is best known for his ground-breaking work in the fields of Chronic Fatigue Syndrome and Fibro Mialgia. Dr. Anderson was one of the first Bay Area Physicians to focus on the causes of Chronic Fatigue. His extensive work in immune system dysfunctions make him the perfect choice to help head up Scottsdale Scientific's Medical Advisory Board. Dr. Anderson received his M.D. from the Indiana University School of Medicine in 1969.

         DR. FOUAD I. GHALY, M.D. Dr. Ghaly has been consulting with the Company for approximately two years. He specializes in cardiovascular health, using a preventive medical approach in both his cardiovascular and anti-aging protocols. Dr. Ghaly has appeared on several local television programs focusing on cardiovascular health, as well as lecturing at conferences worldwide, most notably in the Soviet Union in 1992 at the Cardiovascular Institute. Dr. Ghaly has acted as a diplomat for the American Board of Anti-Aging Medicine (June
1999) and for the American Board of Anethesiology (March 1975). For the past five years, he has been engaged in private practice in Beverly Hills, CA, and acts as President of the Rejuvenation & Longevity Medical Clinic. Dr. Ghaly received his M.D. from the University of Alexandria Medical School in Alexandria, Egypt in 1965, with internships and residencies in Egypt, Canada and Johns Hopkins Hospital in Baltimore, MD.

         DR. BA HOANG. Dr. Hoang has been consulting with the Company since August 1999. He is also a scientific advisor with Get Well International, Inc., and research consultant for the Institute of Transplant Research at the University of California Davis. From 1996 to 1998, Dr. Hoang acted as founder and director of the Research of the Natural Immune Supplements Corp., where he focused on research and development of natural supplements for chronic infectious diseases, chronic viral infections, allergy, asthma, auto-immune diseases and immune suppressed conditions. From 1995 to present, Dr. Hoang has acted as research collaborator of the Biochemistry Department of the Royal Holloway University of London, where he works on the investigation of anti-HIV1 activities and the mode of action of herbal species. He is the co-receiver of the Wellcome Trust Grant. From 1993 to 1996, Dr. Hoang was senior research associate St. Petersburg Pediatric medical Academy, Russia, where he conducted research for the development of a new approach to the diagnosis and treatment of Auto-Immune Thrombocytopenic Purpura Asthma. Dr. Hoang has received the Visa O1 for persons with extraordinary ability in science, and has published several articles in medical journals.

         DR. MICHAEL ROSENBAUM MD. Dr. Rosenbaum has been consulting with Dr. Levine since inception of NutriCology. He is an original member in the Orthomolecular medical Society under Linus Pauling. Dr. Rosenbaum previously held the position of President of the Orthomolecular Medical Society and is well recognized as an author and lecturer by his lectures. Dr. Rosenbaum has also been the President of the Huxley Society and a medical director of the Primal Therapy Center. He has had a private practice in environmental medicine, allergy and immunology in both Marin County and Santa Monica since 1977. Dr. Rosenbaum received his M.D. from the Albert Einstein College of Medicine in New York City in 1968. He has authored several books, including "the Natural Way to Energize & Revitalize Your Life" in 1999, and has published a number of articles in medical journals. Currently, Dr. Rosenbaum acts as a member of the review panel for The Healthy Foundation and Vitamins for the Homeless, and as a director for the Orthomolecular Health Medicine Organization.

         DR. DANIEL RUBIN, N.C. Dr. Rubin has been a medical and technical consultant to the Company since 1997, and acted as our national spokesperson during 1999. He is the Director of Clinical Research and Attending Physician at Aidan, Incorporated, an Immunology or Oncology company in Tempe, Arizona, which designs and manufactures state-of-the art immunological products and protocols. He is also the Medical Director for the Being Alive Wellness Center, the medical program of AIDS Project Arizona. He received his N.D. from Southwest College of Naturopathic Medicine, where he also did his residency, in 1997. Dr. Rubin has extensive teaching experience, and has delivered lectures in Asia as well as the United States on Cancer Immunology and HIV Disease.

         The Company's success is substantially dependent upon the efforts of Dr. Stephen Levine. The loss of Dr. Levine, whom we regard as the Company's visionary, could have a material adverse effect on the Company if a suitable replacement were not found. Our future success is likely to depend substantially on its continued ability to attract and retain highly qualified personnel, and the competition for such personnel is intense.

ITEM 6. EXECUTIVE COMPENSATION

REMUNERATION PAID TO EXECUTIVES

         The following table sets forth the remuneration to the Company's executive officers for the past three fiscal years:

                                                   SUMMARY COMPENSATION TABLE

                                                                  ------------------------------------------
                                                                 |         Long Term Compensation           |
                            ------------------------------------- ------------------------------------------
                           |      Annual Compensation            |           Awards          |    Payouts   |
                            ------------------------------------- --------------------------- -------------- ---------------
                           |                             Other   |                           |              |               |
                           |                             Annual  |    Restricted   Securities|              |               |
  Name and                 |                             Compen- |      Stock      Underlying|    LTIP      |   All Other   |
  Principal                |                             sation  |     Award(s)     Options/ |    Payouts   |  Compensation |
  Position         Year    |   Salary ($)   Bonus ($)     ($)    |        ($)        SARs (#)|      ($)     |      ($)(3)   |
----------------------------------------------------------------------------------------------------------------------------
  Stephen          1997    |      90,000            -         -  |         -             -   |         -    |         4,750 |
  Levine,          1998    |     167,336            -         -  |         -             -   |         -    |        11,900 |
  CEO(6)           1999    |     165,846            -         -  |         -             -   |         -    |        13,543 |
                           |                                     |                           |              |               |
  Susan            1997    |      66,000                         |                           |              |         4,750 |
  Levine,          1998    |     113,392            -         -  |         -             -   |         -    |         5,000 |
  Secretary(6)     1999    |      99,846            -         -  |         -       150,000   |         -    |         6,643 |
                           |                                     |                           |              |               |
  Joseph M.        1997    |           -            -         -  |         -             -   |         -    |             - |
  Feller           1998    |           -            -         -  |         -             -   |         -    |             - |
  COO(3)           1999    |      76,938            -         -  |         -             -   |         -    |        10,913 |
                           |                                     |                           |              |               |
  Marianne         1997    |           -            -         -  |         -             -   |         -    |             - |
  Sum, CEO(1)      1998    |     136,350            -         -  |         -             -   |         -    |         8,174 |
                   1999    |     174,276            -         -  |         -             -   |         -    |         9,824 |
                           |                                     |                           |              |               |
  Edward Lau,      1997    |      97,712            -         -  |         -             -   |         -    |         7,559 |
  COO(4)           1998    |     126,811            -         -  |         -             -   |         -    |         4,037 |
                   1999    |     150,735            -         -  |         -             -   |         -    |         4,522 |
                           |                                     |                           |              |               |
  Samantha         1997    |           -            -         -  |         -             -   |         -    |             - |
  Jewett,          1998    |           -            -         -  |         -             -   |         -    |             - |
  VP of            1999    |     100,600            -         -  |         -             -   |         -    |         3,018 |
  Operation (5)            |                                     |                           |              |               |

-----------------
(1) Marianne Sum resigned her position as Chief Executive Officer and Director of the Company on January 26, 1999, at which time Stephen Levine was reappointed to that position.
(2) Includes matching funds contributed under the Company's 401(K) Plan, auto allowances and premiums paid on Officer Life Insurance policies.
(3) Joseph M. Feller left the Company in June 2000. The Company currently has no Chief Operating Officer.
(4) Edward Lau resigned his position as Chief Operating Officer/General Manager on February 4, 2000.
(5)      Samantha Jewett resigned her position with the Company in June 2000.
(6) In fiscal year 2000, each of Stephen Levine and Susan Levine have agreed to a reduction in salary of approximately 20%.

         During the last fiscal year and as of December 31, 1999, the Company granted stock options to executive officers as set forth in the following table:

                    OPTION/SAR GRANTS ENDED DECEMBER 31, 1999

                                Individual Grants
------------------------------------------------------------------------------
                Number of       % of Total
                Securities      Options/SARs
                Underlying      Granted to
                Options/SARs    Employees in     Exercise of Base   Expiration
Name            Granted (#)     Fiscal Year      Price ($/Sh)          Date
------------    -------------   -------------   -----------------   ----------

Susan Levine      150,000

         The following table is intended to provide information as to the number of stock options exercised by each of the executive officers listed above, the value realized upon exercise of such options, and the number and value of any unexercised options still held by such individuals.

                                               Number of        Value of
                                               Securities       Unexercised
                                               Underlying       In-the-Money
                                               Unexercised      Options/SARs
                                               Options/SARs     at FY-
                                               at FY-End (#)    End ($)
               Shares Acquired    Value        Exercisable/     Exercisable/
Name           on Exercise (#)   Realized ($)  Unexercisable    Unexercisable
------------   ---------------   ------------  ---------------  ----------------

Susan Levine                                     150,000


REMUNERATION PAID TO DIRECTORS

         The following table sets forth the remuneration paid to the Company's directors during its fiscal year ended December 31, 1999.

----------------------------------------------------------------------------------------------
                 |              Cash Compensation                  |      Security Grants     |
----------------- ----------------------------------------------- ----------------------------
                 |                |              |                 |            | Number of   |
                 |                |              |                 |            | Securities  |
                 | Annual Retainer|              | Consulting      | Number of  | Underlying  |
Name             |      Fees      | Meeting Fees | Fees/Other Fees | Shares     | Options/SARs|
---------------  | ---------------| ------------ | --------------- | ---------- | ------------|
Stephen Levine   |                |              |                 |            |             |
---------------  | ---------------| ------------ | --------------- | ---------- | ------------|
Susan Levine     |                |              |                 |            |             |
---------------    ---------------  ------------   ---------------   ----------   ------------

EMPLOYMENT AGREEMENTS

         The Company does not have a current employment agreement with its Chief Executive Officer.

EMPLOYEE BENEFITS

         1998 INCENTIVE STOCK OPTION PLAN. The Company's Board of Directors and shareholders adopted the 1998 Incentive Stock Option Plan on July 10, 1998 and reserved an aggregate of 1,000,000 shares of Common Stock for grants of stock options under the plan. The purposes of the 1998 Incentive Stock Option Plan are
(a) to attract and retain the best available people for positions of substantial responsibility and (b) to provide additional incentive to the employees of the Company and to promote the success of the Company's business.

         On March 25, 1999, the Board of Directors approved the issuance of options to purchase 100,000 shares of common stock to each of its directors as compensation for services. On January 26, 1999, Mr. Arnold Takemoto and Susan Levine resigned their director positions with the Company, and relinquished their rights to the options issued to them. These options were immediately exercisable at an exercise price of $2.00 per share and expire on December 31, 2003. However, in 1999, the Company issued options to purchase 150,000 shares of common stock to Susan Levine as compensation for her services as an officer of the Company. These options also are immediately exercisable for an exercise price of $2.00 per share. On January 26, 1999, the Company issued options to purchase 100,000 shares of common stock at a per share exercise price of $4.00 to Dr. Pollycove for her services as a director of the Company. These options were canceled pursuant to Dr. Pollycove resignation from the board.

         The 1998 Incentive Stock Option Plan is administered by the Board of Directors, which has the authority to select individuals who are to receive options under the Plan and to specify the terms and conditions of each option so granted (incentive or nonqualified), the vesting provisions, the option term and the exercise price. The 1998 Incentive Stock Option Plan includes two separate plans: Plan A provides for the granting of options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and Plan B provides for the granting of non-qualified stock options. Each Plan will terminate on July 31, 2003, unless sooner terminated by the Board.

         An option granted under the 1998 Incentive Stock Option Plan expires five (5) years from the date of grant or, if earlier, on the date of the optionee's termination of employment or service, no more than six (6) months of the optionee's death or disability. Options granted under the 1998 Incentive Stock Option Plan are not generally transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the lifetime of the optionee only by such optionee. The Board of Directors has authority to grant options under the 1998 Incentive Stock Option Plan to non-officer employees (including outside directors) of the Company and consultants to the Company at an exercise price not greater than the fair market value of the Common Stock on the date of grant.

         In the event of (i) the merger or consolidation of the Company in which it is not the surviving corporation, or pursuant to which shares of Common Stock are converted into cash, securities or other property (other than a merger in which holders of Common Stock immediately before the merger have the same proportionate ownership of the capital stock of the surviving corporation immediately after the merger), (ii) the sale, lease, exchange or other transfer of all or substantially all of the Company's assets (other than a transfer to a majority-owned subsidiary), or (iii) the approval by the holders of Common Stock of any plan or proposal for the Company's liquidation or dissolution (each, a"Corporate Transaction"), the Board of Directors will determine whether provision will be made in connection with the Corporate Transactions for assumption of the options under the 1998 Incentive Stock Option Plan or substitution of appropriate new options covering the stock of the successor corporation, or an affiliate of the successor corporation. If the Board of Directors determines that no such assumption or substitution will be made, each outstanding option under the 1998 Incentive Stock Option Plan shall automatically accelerate so that it will become 100% vested and exercisable immediately before the Corporate Transaction, except that acceleration will not occur if, in the opinion of the Company's accountants, it would render unavailable "pooling of interest" accounting for the Corporate Transaction.

         RULE 401(K) RETIREMENT PLAN. In January 1997, the Company adopted the NutriCology, Inc. 401(k) Retirement Plan (the "401(k) Plan"). Eligible employees may contribute up to 15 percent of their annual compensation, subject to certain limitations, and the Company will match 50 percent of an employee's contribution. The Company will not match before tax contribution amounts in excess of 6% of the employee's compensation. Total provisions with respect to these plans approximated $46,372, $35,026 and $35,000 for the years ended December 31, 1997,1998 and 1999, respectively. During the nine months ended September 30, 2000, the Company contributed $21,495 in matching funds to the 401(k) Plan.

         CAFETERIA PLAN. In May 1999, the Company adopted the NutriCology, Inc., ARG Cafeteria Plan pursuant to section 125 of the Internal Revenue Code ("Cafeteria Plan"), retroactive to January 1999. Eligible employees may contribute a portion of their upcoming pay to special funds or accounts to pay for certain benefits under the Cafeteria Plan, including health care reimbursement, day-care assistance and insurance premiums on health care insurance programs. Ordinarily, these expenses would be paid with out-of-pocket, taxable dollars. Under the Cafeteria Plan, the amounts contributed are not subject to Federal income or Social Security taxes. Employees may submit requests for reimbursement of these expenses to the administrator of the Cafeteria Plan, benefitStreet.com, at any time during a plan year. At the end of each plan year, any unspent monies will be forfeited by the employees unless requests for reimbursement are made no later than 60 days after the end of the year. The Company will automatically contribute enough of the employee's compensation to pay for insurance coverage provided under its health plan; however, it is up to the employee to determine the amount of any additional contributions.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Stephen Levine, the Company's Chief Executive Officer and Chairman of the Board of Directors, and Susan Levine, the Company's Secretary, are husband and wife.

         In September 19, 1997, NutriCology invested $20,000 in BodyBio Corporation, a company started by the Company's independent director, Ed Kane. As of the date of this registration statement, none of these funds have been repaid. The investment has been booked as "Other Assets" on the Company's consolidated financial statements.

         Stephen and Susan Levine loaned NutriCology approximately $286,000 prior to its reverse acquisition by the Company in 1998. Current records indicate that the loan has been offset and exceeded by advances made to the Levines, seventy-three percent (73%) of which were made prior to the reverse acquisition. Each advance has been made as a non-interest bearing, due on demand loan on the books of the Company. The Company's audited financial statements indicate that as of December 31, 1999 and 1998, the amounts due from Mr. Levine were $166,002 and $123,602, respectively. At the request of the Levines, the amount of the advances is currently being reviewed for accuracy.

         In 1999 Dr. Levine stepped down from his CEO position to focus on the development of new products. He and his wife, Susan Levine, formed Inventive Biomedical, LLC, a California limited liabililty company ("IBM"), as a research and development firm. The company was initially funded by Scottsdale, with the intention that it would eventually carry itself with its own product line. In return for the initial funding, Scottsdale was given the first right of refusal on any products developed through IBM.

         Dr. Levine and the Company also utilized the IBM staff for marketing purposes related to Scottsdale products, including informative letters from Dr. Levine to the professional accounts on new research and products, almost exclusively Allergy Research Group products.

         IBM currently sells one herbal product, Liver Calm. As of December 2000, the operations of IBM have been scaled down considerably to limit overhead, while sales of the Liver Calm grow steadily.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company is authorized to issue up to 100,000,000 shares of its $.001 par value common stock, of which 15,055,355 shares are issued and outstanding as of December 1, 2000, exclusive of options to purchase 250,000 shares and warrants to purchase 133,500 shares currently outstanding. The Board of Directors may issue additional shares of Common Stock without the consent of the holders of Common Stock.

         VOTING RIGHTS

         Each outstanding share of Common Stock is entitled to one vote. The holders of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors of the Company to be elected, if they so choose.

         NO PREEMPTIVE RIGHTS

         Holders of Common Stock are not entitled to any preemptive rights.

         DIVIDENDS AND DISTRIBUTIONS

         Holders of Common Stock are entitled to receive such dividends as may be declared by the directors out of funds legally available therefore and to share pro rata in any distributions to holders of Common Stock upon liquidation or otherwise. However, the Company has not paid cash dividends on its Common Stock, and does not expect to pay such dividends in the foreseeable future.

PREFERRED STOCK

         The Articles of Incorporation authorize the Board of Directors to issue, by resolution, up to 10,000,000 shares of preferred stock, in classes or series having such designations, powers, preferences, rights, and limitations as the Board of Directors may from time to time determine.

ANNUAL SHAREHOLDERS' MEETING

         The Company has given notice of its annual shareholders' meeting to be held December 18, 2000. At that meeting, shareholders will vote to elect directors, to change the name of the Company to Allergy Research Group, Inc., and to ratify the Company's choice of accountants for fiscal year end December 31, 2000.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

         The Company's Common Stock traded on the Over-the-Counter Bulletin Board from December 1997 to April 19, 2000 under the symbol "STDS." The following table sets forth the trading history of the Common Stock on the Over the Counter Bulletin Board and on the pink sheets (as reflected after April 20, 2000) for each quarter, as reported by Tradeline. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

END DATE                       HIGH                LOW               CLOSE
--------                       ----                ---               -----

December 31, 1997        2 1/4     $2.25       7/64    $0.11     2 1/4     $2.25
March 31, 1998           2 35/64    2.55     1 49/64    1.77     2 23/64    2.36
June 30, 1998            5 27/64    5.42     2 19/64    2.30     3 43/64    3.67
September 30, 1998       3 3/4      3.75     2          2.00     2 3/8      2.38
December 31, 1998        2 9/16     2.56     1 5/16     1.31     1 9/16     1.56
March 31, 1999           2 3/4      2.75     1 7/16     1.44     2          2.00
June 30, 1998            2 1/2      2.50       29/32    0.91     1 5/16     1.31
September 30, 1999       1 11/32    1.34       13/32    0.41       31/64    0.48
December 31, 1999          35/64    0.55       3/16     0.19       23/64    0.36
March 31, 2000             15/32    0.47       13/64    0.20       13/64    0.20
September 29, 2000         19/64    0.30       7/64     0.11       5/32     0.17
*November 30, 2000         9/64     0.14       3/32     0.09       1/8      0.13

* Partial period data.

HOLDERS

         As of December 1, 2000, there were approximately 102 holders of record of the Company's common stock.

DIVIDENDS

         The Company has never paid a cash dividend on its Common Stock. Payment of dividends is at the discretion of the Board of Directors. The Board of Directors plans to retain earnings, if any, for operations and does not intend to pay dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

         In 1993, a lawsuit was filed in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida by NutriSupplies, Inc., successor in the interest to rights of Robert H. Harris and the Earth Harvest, Inc. against NutriCology, Inc. (which has since become a wholly-owned subsidiary of the Company), Stephen A. Levine (officer, director and beneficial shareholder of the Company) and Nicholas Gonzales, M.D. This matter is a contract dispute between Dr. Gonzales and NutriSupplies, Inc., which alleges that Dr. Gonzales violated their contract agreement and then returned to NutriCology to supply his patients' needs. NutriCology and Dr. Levine were named in the suit only because NutriCology had been Dr. Gonzales' supplier. Dr. Gonzales has fully indemnified NutriCology and Dr. Levine from any wrong-doing. NutriCology did not specify an amount of relief sought in its suit. Dr. Gonzales has liability coverage of $1,000,000 for this dispute. A motion for summary judgment granted in favor of NutriCology is currently being appealed by the plaintiffs in this action. We anticipate that the Company's potential exposure, if any, will consist primarily of legal costs and will not exceed $200,000.

         On March 25, 1999, a complaint was filed against NutriCology by East Park Research, a Nevada corporation, in the District Court of Clark County, Nevada, alleging breach of contract for failure to pay amounts due. The NutriCology had been granted an exclusive license to distribute one of East Park's products, Eden Extract(TM), in January 1996. However, NutriCology revoked the license agreement in May 1996, when the product delivered to NutriCology was found to be of a lower grade than that promised under the license agreement. The product was rejected as nonconforming. However, Eastpark did not cure the defect or replace the nonconforming product. The complaint filed by East Park alleges that NutriCology has an outstanding balance of $37,000 due to East Park for the product. The matter was sent to non-binding arbitration under Nevada law, and the arbitrator ruled in favor of NutriCology. However, East Park has since filed a motion for trial de novo and that matter has been reopened in the Nevada court. The parties are currently in the discovery process of the litigation. Management believes that, as with the arbitration, it will ultimately prevail; however, there can be no assurance that the matter will be determined in the Company's favor and the Company may, in addition to its legal costs in defending the action, be required to make payment to East Park.

         On June 29, 2000, a complaint was filed against Scottsdale Scientific and its former director, Arnold Takemoto, in Superior Court of the State of Arizona, County of Maricopa, by Joseph Breslin, one of the Company's shareholders. The Complaint arises out of the sale of Common Stock to Mr. Breslin in 1998, and alleges causes of action for securities fraud, breach of fiduciary duty, misrepresentation and unjust enrichment. We feel that these claims are unfounded and have filed a general denial of the allegations contained in the Complaint.

         In September 2000, a complaint was filed against the Company in the Superior Court of California, Marin County, by two of the Company's former officers - Joseph M. Feller, former Chief Operating Officer, whose employment was terminated in June 2000, and Samantha M. Jewett, who voluntarily resigned her position as Vice President of Operations in June 2000. The complaint alleges that both employees were wrongfully terminated by the Company and were terminated in violation of respective employment contracts. The Company did not have a formal written employment agreement with either of these former employees. Administrative claims filed by these individuals with the State of California have been denied, and the Company is confident that it can successfully defend the claims.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         During its last fiscal year and as of the date of this Registration Statement, the Company has had no changes in or disagreements with its principal independent accountant regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, nor has the Company's principal accounting firm resigned or declined to stand for re-election.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         On February 3, 1998, the Company issued 6,800,000 shares of restricted common stock to Dr. Stephen Levine in exchange for all of the outstanding common shares of NutriCology under Section 4(2) of the Securities Act. As a part of that transaction, Dr. Levine also acquired 3,000,000 restricted shares of the Company's common stock from Hermal Rayat, a former officer and director of the Company. Dr. Levine still holds all of the 9,800,000 shares so issued under Rule 144 restrictions.

         On April 1, 1998, the Company approved a Regulation D, Rule 504 Private Placement Offering of 96,000 shares at $1.625 per share with a warrant exercisable at $1.75 per share until April 15, 2000. The proceeds from this offering were to be used for advertising and marketing. The placement was completed on April 30, 1998 with all shares sold. The offering price was determined based upon the Company's price range for the previous quarter on the OTC Bulletin Board of $1.875 to$2.56 per share, with a slight discount given to attract investors.

         A Regulation D, Rule 504 offering was approved July 1, 1998, authorizing the sale of 46,855 shares of common stock of the Company at $3.18 per share. The offering was completed in July 1998, with all shares sold and the proceeds were used as additional capital to develop the business of the Company's subsidiary, NutriCology, Inc. The offering price was determined based upon the Company's price range for the previous quarter on the OTC Bulletin Board of $2.3125 to $4.06 per share, with a slight discount given to attract investors.

         On July 24, 1998, the Board agreed to offer 20,000 shares of the Company's common stock via a Regulation D, Rule 504 Private Placement Memorandum at $2.50 per share with a warrant exercisable at $2.00 per share until July 31, 2000. The proceeds from this offering, which was completed on July 31, 1998 with all shares sold, were used to market the Company. In addition, 61,500 shares were authorized for issuance to Lorraine Peller in order to resolve an outstanding finder's fee in connection with the acquisition of NutriCology, Inc. These shares were issued pursuant to Section 4(2) of the Act.

         On July 31, 1998, the Company issued options to purchase 100,000 shares of its common stock to Wendy Appleyard, a then employee of the Company in recognition of services rendered to the Company. The options were issued with an exercise price of $2.00 and were issued pursuant to Section 4(2) of the Act pursuant to the Company's 1998 Stock Option Plan. None of these options have been exercised as of the date of this Registration Statement, and will expire on the fifth-year anniversary of the date of grant.

         On September 11, 1998, the Company's Board of Directors approved a Regulation D, Rule 504 offering of 50,000 shares of common stock at $2.00 per share. This offering was completed on September 30, 1998 with all shares sold and the proceeds were used to market the company. The Board also approved the cancellation of the acquisition of the rights to "ProGreens" and the cancellation of 50,000 shares paid to Jim Cassidy for these rights.

         The Board of Directors met on October 9, 1998 and approved a Regulation D, Rule 504 offering of 15,000 shares of the Company's common stock at $1.00 per share and an additional 75,000 shares of common stock at $1.00 per share with a warrant exercisable at $1.00 per share until October 13, 2000. These funds were used to meet the expenses of the company. The offering was completed on October 30, 1998, with all shares sold.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Articles of Incorporation contain a provision which, in accordance with Florida law, eliminates or limits the personal liability of directors and officers of the Company for monetary damages for certain breaches of their duty of care or other duty if he or she acted in good faith and in a manner they believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company unless otherwise determined by the court before which such action was brought. The Company believes this provision is essential to maintain and improve its ability to attract and retain competent directors. These indemnification provisions do not reduce the exposure of directors and officers to liability under federal and state securities laws, nor do they limit the shareholders' ability to obtain injunctive relief or other equitable remedies for a violation of a director's or officer's duty to the Company or its shareholders, although such equitable remedies may not be an effective remedy in certain circumstances.

         Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company is informed that it is the opinion of the U.S. Securities and Exchange Commission that such indemnification is against public policy and therefore unenforceable.

ITEM 6. FINANCIAL STATEMENTS

         Please see the Company financial statements attached hereto.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

ITEM                                                                   EXH. NO.
----                                                                   --------
Registrant's Articles of Incorporation                                   2.1
Registrant's Articles of Amendment to
 Articles of Incorporation dated January 15, 1998                        2.2
Registrant's Bylaws                                                      2.3
Form of Common Stock Certificate                                         3.1
Form of Non-Qualified Stock Option                                       3.2
Form of Incentive Stock Option                                           3.3
Form of Common Stock Purchase Warrant                                    3.4
1998 Stock Option Plan                                                   6.1
License Agreement between Registrant and
 Jim Cassidy dated March 21, 2000                                        6.2
Option Agreement between Registrant,
 Dr. Ba Hoang and PhytoPharm PLC                                         6.3
Loan and Security Agreement between
 Registrant and Aerofund Financial, Inc.                                 6.4
Consent of Auditors                                                     10.1

ITEM 2. DESCRIPTION OF EXHIBITS

         As appropriate, the Registrant has attached those documents required to be filed as Exhibit Numbers 2, 3, 5, 6 and 7 of Part III of Form 1-A.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.


                                        SCOTTSDALE SCIENTIFIC, INC.



Date: December 14, 2000                 By: /s/ Stephen Levine
                                            ------------------------------------
                                            Stephen Levine, Chairman and CEO



Date: December 14, 2000                 By: /s/ Susan Levine
                                            ------------------------------------
                                            Susan Levine, Secretary and Director



Date: December 14, 2000                 By: /s/ Ed Kane
                                            ------------------------------------
                                            Ed Kane, Director

                                   INDEX TO FINANCIAL STATEMENTS

FOR FISCAL YEAR ENDED DECEMBER 31, 1998 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1998

Independent Auditors' Report...................................................................F-3
Consolidated Balance Sheets....................................................................F-4
Consolidated Statements of Operation...........................................................F.6
Consolidated Statements of Stockholder's Equity................................................F-7
Consolidated Statements of Cash Flows..........................................................F-9
Notes to the Consolidated Financial Statements................................................F-11

AS OF SEPTEMBER 30, 2000 AND 1999 AND THE PERIODS THEN ENDED

Consolidated Balance Sheet....................................................................F-19
Consolidated Statement of Cash Flow...........................................................F-20
Consolidated Statements of Income.............................................................F-21
Notes to the Interim Financial Statements.....................................................F-23

SCOTTSDALE SCIENTIFIC, INC. FINANCIAL STATEMENTS FOR FISCAL YEAR ENDED DECEMBER 31, 1997

Independent Auditors' Report..................................................................F-27
Balance Sheet at December 31, 1997............................................................F-28
Statement of Operations from Inception (April 8, 1997)........................................F-29
Statement of Stockholders' Equity from Inception (April 8, 1997)..............................F-30
Statement of Cash Flows from Inception (April 8, 1997)........................................F-31
Notes to the Financial Statements.............................................................F-33

NUTRICOLOGY, INC. FINANCIAL STATEMENTS FOR FISCAL YEAR ENDED DECEMBER 31, 1997
COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1996

Independent Auditors' Report..................................................................F-37
Balance Sheet.................................................................................F-38
Statement of Income...........................................................................F-40
Statement of Stockholders' Equity.............................................................F-41
Statement of Cash Flows.......................................................................F-42
Notes to the Financial Statements.............................................................F-44

                           SCOTTSDALE SCIENTIFIC, INC.
                               HAYWARD, CALIFORNIA

                                  AUDIT REPORT

                           DECEMBER 31, 1999 AND 1998

                                    CONTENTS

     Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . F-3

     Consolidated Balance Sheet at December 31, 1999 and 1998 . . . . . . . F-4

     Consolidated Statements of Operations For the Years Ended
     December 31, 1999 and 1998 . . . . . . . . . . . . . . . . . . . . . . F-6

     Consolidated Statements of Stockholders' Equity For the Years
     Ended December 31, 1999 and 1998 . . . . . . . . . . . . . . . . . . . F-7

     Consolidated Statements of Cash Flows For the Years Ended
     December 31, 1999 and 1998 . . . . . . . . . . . . . . . . . . . . . . F-9

     Notes to the Consolidated Financial Statements . . . . . . . . . . . . F-11

     All schedules are omitted because they are not applicable or the required Information is shown in the financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Scottsdale Scientific, Inc.
Scottsdale, Arizona 94544

We have audited the consolidated balance sheets of Scottsdale Scientific, Inc., (the Company), as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1999 and 1998, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.


Clancy and Co., P.L.L.C.
Phoenix, Arizona
July 5, 2000

                           SCOTTSDALE SCIENTIFIC, INC.
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998


ASSETS                                                   1999          1998
------                                              -------------  -------------
Current Assets
   Cash and Cash Equivalents                        $     55,356   $    225,006
   Accounts Receivable, Net of Allowances for
Doubtful Accounts and Returns, $232,921 and
 $256,000                                                969,943      1,049,079
   Inventories (Note 3)                                1,065,428      3,538,611
   Refundable Income Tax Deposits                              0        220,995
   Prepaid Income Taxes (Note 10)                            800              0
   Prepaid Expenses and Other Current Assets             119,414        132,769
   Deferred Tax Assets (Note 10)                          24,454        135,000
                                                    -------------  -------------
Total Current Assets                                   2,235,395      5,301,460

Property and Equipment, Net (Note 4)                     872,304        942,558

Other Assets
   Deposits                                               28,410         38,630
   Due From Officers (Note 5)                            166,002        123,602
   Cash Surrender Value of Life Insurance (Note 6)        40,405         33,953
   Intangible Assets, Net of Amortization of $2,436       21,925              0
   Organization Costs, Net of Amortization of $635             0          2,540
                                                    -------------  -------------
Total  Other Assets                                      256,742        198,725
                                                    -------------  -------------

Total Assets                                        $  3,364,441   $  6,442,743
                                                    =============  =============

   The accompanying notes are an integral part of these financial statements.

                                 SCOTTSDALE SCIENTIFIC, INC.
                                 CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31, 1999 AND 1998

LIABILITIES AND STOCKHOLDERS' EQUITY                                   1999          1998
------------------------------------                             -------------  -------------
Current Liabilities
   Accounts Payable and Accrued Liabilities                      $  1,639,671   $  3,053,072
   Line of Credit (Note 7)                                            608,005        533,005
   Notes Payable, Current Portion (Note 8)                                  0          6,225
   Capital Lease Obligation, Current Obligation (Note 9)               73,886         76,314
   Income Taxes Payable (Note 10)                                          50            850
                                                                 -------------  -------------
Total Current Liabilities                                           2,321,612      3,669,466

Long-Term Liabilities
   Capital Lease Obligation, Current Obligation (Note 9)              172,099        208,822
                                                                 -------------  -------------

Total Liabilities                                                   2,493,711      3,878,288

Commitments and Contingencies (Note 11)

Stockholders' Equity
   Preferred Stock, $0.25 Par Value, Authorized 1,000,000
Shares, Issued and Outstanding, None                                        0              0
   Common Stock, $0.001 Par Value, Authorized 100,000,000
Shares, Issued and Outstanding, 15,055,355 and
15,017,855, at December 31, 1999 and 1998, respectively                15,055         15,018
   Additional Paid In Capital                                       1,133,927      1,032,464
   Retained Earnings (A Deficit)                                     (278,252)     1,516,973
                                                                 -------------  -------------
Total Stockholders' Equity                                            870,730      2,564,455
                                                                 -------------  -------------

Total Liabilities and Stockholders' Equity                       $  3,364,441   $  6,442,743
                                                                 =============  =============

          The accompanying notes are an integral part of these financial statements.

                                 SCOTTSDALE SCIENTIFIC, INC.
                            CONSOLIDATED STATEMENTS OF OPERATIONS
                        FOR THE YEAR ENDED DECEMBER 31, 1999 AND 1998

Year Ended December 31:                                               1999           1998
                                                                 -------------  -------------
Revenues                                                         $ 13,205,493   $ 13,450,758
Cost of Sales                                                       8,344,852      8,721,194
                                                                 -------------  -------------
Gross Profit                                                        4,860,641      4,729,564

Operating Expenses
   Selling, General and Administrative                              5,539,055      5,148,469
   Research and Development                                           978,580        930,592
                                                                 -------------  -------------
Total Operating Expenses                                            6,517,635      6,079,061
                                                                 -------------  -------------

Operating Loss                                                     (1,656,994)    (1,349,497)

Other Income (Expense)
   Interest Income                                                     13,841          2,119
   Interest Expense                                                   (90,691)       (47,901)
   Loss on Disposal of Fixed Assets                                    (8,498)        (9,432)
                                                                 -------------  -------------
Total Other Income (Expense)                                          (85,348)       (55,214)
                                                                 -------------  -------------

Net Loss Before (Provision) Benefit For Income Taxes               (1,742,342)    (1,404,711)
Provision (Benefit) For Income Taxes (Note 10)                        (50,343)        101,351
                                                                 -------------  -------------
Net Loss Before Cumulative Effect of Accounting Change             (1,792,685)    (1,303,360)
Cumulative Effect of Accounting Change                                 (2,540)             -
                                                                 -------------  -------------
Net Loss Available to Common Stockholders                        $ (1,795,225)  $ (1,303,360)
                                                                 =============  =============

Basic Loss Per Common Share
   Loss Before Cumulative Effect of Accounting Change            $      (0.12)  $      (0.09)
   Cumulative Effect of Accounting Change                                   -              -
Net Loss                                                         $      (0.12)  $      (0.09)
                                                                 =============  =============

Basic Weighted Average Common Shares Outstanding                   15,042,855     13,617,386
                                                                 =============  =============

          The accompanying notes are an integral part of these financial statements.

                                                     SCOTTSDALE SCIENTIFIC, INC.
                                           CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                                           FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                               Additional    Retained
                                           Preferred      Stock       Common        Stock       Paid In      Earnings
                                             Shares      Amount       Shares        Amount      Capital     (A Deficit)     Total
                                          -----------  -----------  ------------  -----------  -----------  -----------  -----------
Balance, December 31, 1997                                            7,700,000        7,700      525,300     (417,057)  $  115,943

Net Equity of Nutricology, Inc.                                           2,000        2,000            0    2,815,673    2,817,673

Reverse Acquisition: February
1998, Retire Old Shares of
Nutricology, Inc.                                                        (2,000)      (2,000)       2,000                         0

Retire Net Equity of Scottsdale
Scientific, Inc.                                                                                 (533,000)     421,717     (111,283)

Common Stock in Exchange For
Net Book Value of Scottsdale
Scientific, Inc.                                                      6,800,000        6,800      104,483                   111,283

Issuance of Common Stock Under
Private Placement Memorandum
Dated April 15, 1998, For Cash
at $1.625 Per Share                                                      96,000           96      155,904                   156,000

Exercise of Warrants Under
Private Placement Memorandum
Dated April 15, 1998 For Cash
at $1.75 Per Share                                                       96,000           96      167,904                   168,000

Issuance of Common Stock Under
Private Placement Memorandum
Dated July 1, 1998, For Cash at
$3.18 Per Share                                                          46,855           46      148,953                   148,999

Issuance of Common Stock Under
Private Placement Memorandum
Dated July 24, 1998, For Cash
at $2.50 Per Share                                                       20,000           20       49,980                    50,000

Exercise of Warrants Under
Private Placement Memorandum
Dated July 24, 1998 For Cash at
$2.00 Per Share                                                          20,000           20       39,980                    40,000

Issuance of Common Stock For
Services Rendered at $2.00 Per
Share, July 31, 1998                                                     61,500           62      122,938                   123,000

Less Issuance Costs                                                                              (123,000)                 (123,000)

Issuance of Common Stock Under
Private Placement Memorandum
Dated September 15, 1998, For
Cash at $2.00 Per Share                                                  50,000           50       99,950                   100,000

Issuance of Common Stock Under
Private Placement Memorandum
Dated October 13, 1998, For
Cash at $1.00 Per Share                                                  15,000           15       14,985                    15,000

                                                                                               Additional    Retained
                                          Preferred       Stock       Common        Stock       Paid In      Earnings
                                            Shares       Amount       Shares        Amount      Capital     (A Deficit)     Total
                                          -----------  -----------  ------------  -----------  -----------  -----------  -----------
Issuance of Common Stock Under
Private Placement Memorandum
Dated October 13, 1998, For
Cash at $1.00 Per Share                                                  75,000           75       74,925                    75,000

Exercise of Warrants Under
Private Placement Memorandum
Dated October 13, 1998, For
Cash at $1.00 Per Share                                                  37,500           38       37,462                    37,500

Compensation Costs - Options
Granted                                                                                           143,700                   143,700

Loss, Year Ended December 31, 1998                                                                          (1,303,360)  (1,303,360)
                                                                                                            -----------  -----------

Balance, December 31, 1998                         0   $        0    15,017,855       15,018    1,032,464    1,516,973    2,564,455

Compensation Costs - Options Granted                                                               46,500                    46,500

Exercise of Warrants
Under Private Placement Memorandum
Dated October 13, 1998 For
Cash at $1.00 Per Share,
Warrants Exercised,  April
1999, at $1.00 Per Share                                                37,500            37       37,463                    37,500

Capital Contributions                                                                              17,500                    17,500

Loss, Year Ended December 31, 1999                                                                          (1,795,225)  (1,795,225)
                                                                                                            -----------  -----------
Balance, December 31, 1999                         0   $        0    15,055,355   $   15,055   $1,133,927   $ (278,252)  $  870,730
                                          ===========  ===========  ============  ===========  ===========  ===========  ===========

                              The accompanying notes are an integral part of these financial statements.

                                     SCOTTSDALE SCIENTIFIC, INC.
                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                            FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

Year Ended December 31:                                                       1999           1998
                                                                          ------------   ------------
Cash Flows From Operating Activities
   Net Loss                                                               $(1,795,225)   $(1,303,360)
   Adjustments to Reconcile Net Loss to Net Cash
         Used In Operating Activities
      Compensation Costs                                                       46,500        143,700
      Depreciation and Amortization                                           217,960        131,997
      Loss on Disposal of Fixed Assets                                          8,498          9,433
      Charge-off of Organizational Costs                                        2,540              0
      Cash Surrender Value Life Insurance                                      (6,452)        (3,584)
   Changes in Assets and Liabilities
       (Increase) Decrease in Accounts Receivable                              79,136       (147,572)
       (Increase) Decrease in Inventories                                   2,473,183        376,789
       (Increase) Decrease in Notes Receivable                                                 5,121
       (Increase) Decrease in Income Tax Deposits                             220,195       (220,995)
       (Increase) Decrease in Prepaid Expenses and Other Current Assets        13,355         25,651
       (Increase) Decrease in Deferred Tax Assets                             110,546       (135,000)
       (Increase) Decrease in Deposits                                         10,220        (31,280)
       (Increase) Decrease in Other Receivables                                     0         12,180
        Increase (Decrease) in Accounts Payable and Accrued Liabilities    (1,413,401)       580,833
        Increase (Decrease) in Income Taxes Payable                              (800)       (10,092)
                                                                          ------------   ------------
   Total Adjustments                                                        1,761,480        737,181
                                                                          ------------   ------------
Net Cash Used In Operating Activities                                         (33,745)      (566,179)

Cash Flows From Investing Activities
   Acquisition of Property and Equipment                                     (127,719)      (460,247)
   Expenditures for Intangible Assets, Trademarks                             (24,361)             0
   Advances To Officers                                                       (42,400)        (6,878)
                                                                          ------------   ------------
Net Cash Flows Used In Investing Activities                                  (194,480)      (467,125)

Cash Flows From Financing Activities
   Proceeds From the Sale of Common Stock                                      37,500        790,499
   Capital Contributions                                                       17,500              0
   Net Proceeds From Line of Credit                                            75,000        533,005
   Cash Received for Common Shares in Connection with the
     Nutricology Acquisition                                                        0          2,673
   Repayments on Notes Payable                                                 (6,225)       (71,752)
   Repayments on Capital Lease Obligations                                    (65,200)       (12,615)
                                                                          ------------   ------------
Net Cash Provided By Financing Activities                                      58,575      1,241,810
                                                                          ------------   ------------

Increase (Decrease) in Cash and Cash Equivalents                             (169,650)       208,506
Cash and Cash Equivalents, Beginning of Period                                225,006         16,500
                                                                          ------------   ------------
Cash and Cash Equivalents, End of Period                                  $    55,356    $   225,006
                                                                          ============   ============

                                                 F-9


Year Ended December 31:                                                       1999           1998
                                                                          ------------   ------------
Supplemental Information
------------------------
Cash Paid For:
   Interest                                                               $    90,691    $    47,901
                                                                          ============   ============
   Income taxes                                                           $         0    $   115,000
                                                                          ============   ============
Noncash Investing Activities:
   Reverse Acquisition-Issuance of 6,800,000 Shares of Common Stock
     In Exchange for Net Equity of Scottsdale Scientific, Inc.
       Details of Acquisition:
         Fair Value of Assets of Scottsdale Scientific, Inc.                             $   111,283
         Liabilities Assumed                                                                       0
                                                                                         ------------
         Net Book Value of Company                                                           111,283
         Less Cash Acquired                                                                   (2,673)
                                                                                         ------------
         Total Acquisition, Net of Cash Received                                         $   108,610
                                                                                         ============

   Property and Equipment Acquired Under Capital Lease                    $    29,305    $   297,493
                                                                          ============   ============
  Compensation Costs                                                      $    46,500    $   143,700
                                                                          ============   ============

              The accompanying notes are an integral part of these financial statements.

                           SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 1 - ORGANIZATION
         ------------

         Scottsdale Scientific, Inc. (the Company) was incorporated under the laws of the State of Florida on April 8, 1997, with an authorized capital of 100,000,000 shares of common stock with a par value of one mil ($0.001) per share. On January 15, 1998, the Company amended its Articles of Incorporation to increase authorized capital by 1,000,000 shares of $0.25 par value preferred stock. The Company is engaged in the wholesale distribution of health and nutritional supplements.

         On February 3, 1998, the Company entered into an agreement to acquire Nutricology, Inc., in exchange for 9,800,000 shares of Scottsdale Scientific, Inc.'s common stock, consisting of 6,800,000 newly issued shares and 3,000,000 existing shares transferred in connection with the acquisition. The acquisition is treated as a reverse acquisition as prescribed by Accounting Principles Board No. 16, "Business Combinations," because the shareholders of the company being acquired retained actual control of the resulting combined company. Nutricology, Inc. is the continuing reporting entity for accounting purposes and Scottsdale Scientific, Inc. was the acquirer for legal purposes. The equity section reflects the recapitalization of the merger: retirement of old shares and issuance of new shares for the net equity of Scottsdale Scientific, Inc., with no goodwill being recorded. Nutricology, Inc., a California corporation, was incorporated on March 11, 1980, and is in the business of developing and marketing natural nutritional supplements primarily to distributors and health care professionals throughout the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
         -------------------------------

         Method of Accounting
         --------------------
         The Company's financial statements are prepared using the accrual method of accounting.

         Cash and Cash Equivalents
         -------------------------
         The Company considers all highly liquid debt instruments with a maturity of three months or less when acquired to be cash and cash equivalents.

         Concentration of Credit Risk
         ----------------------------
         The Company maintains cash balances in excess of $100,000. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

         Principles of Consolidation
         ---------------------------
         The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions and balances have been eliminated.

         Purchase Method
         ---------------
         Acquisition of the Company's subsidiary is accounted for by the purchase method following the historical cost principle on the basis of the fair value of the acquired assets less liabilities assumed in exchange for the issuance of 9,800,000 shares of the Company's common stock.

         -------------------------------------------

         Inventories
         -----------
         Inventories consist of raw materials, work in process, and finished goods. Raw materials consist of bulk product that has not been mixed or encapsulated. Work in Process consists of products in the mixing/encapsulating stage. Finished goods consist of product that has been encapsulated or made into tablet form and that has been packaged for sale. Inventories are stated at the lower of cost or net realizable value, using the first-in, first-out method.

         Property and Equipment
         ----------------------
         Property and equipment, stated at cost, is depreciated under the straight-line method over their estimated useful lives ranging from three to ten years.

         Revenue Recognition
         -------------------
         Revenues are recognized and title passes upon shipment to the customer. Sales are presented net of returns and allowances for 1999 and 1998 of $1,155,126 and $980,323, respectively.

         Allowance for Doubtful Accounts and Return Allowances
         -----------------------------------------------------
         Accounts Receivable are shown net of allowances for doubtful accounts and returns which are estimated as a percentage of accounts receivable based on prior years experience.

         Cost Recognition
         ----------------
         Cost of sales includes all direct material and labor costs and those indirect costs of bringing raw materials to sale condition. Selling, general and administrative costs are charged to operating expenses as incurred. Research and Development costs are charged to operations when incurred and are included in operating expenses. Research and development costs were $978,580 and $930,592 for 1999 and 1998, respectively.

         Use of Estimates
         ----------------
         Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from these estimates.

         Income Taxes
         ------------
         The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

         Stock-Based Compensation
         ------------------------
         The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

         SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123, effective April 1997.

         -------------------------------------------

         Earnings/Loss Per Share of Common Stock
         ---------------------------------------
         Basic earnings or loss per share has been computed based on the weighted average number of common shares. All earnings or loss per share amounts in these financial statements are basic earnings or loss per share as defined by SFAS No. 128, "Earnings Per Share." Diluted weighted average shares outstanding exclude the potential common shares from warrants and stock options because to do so would have been antidilutive.

         Capital Structure
         -----------------
         The Company has implemented SFAS No. 129, "Disclosure of Information about Capital Structure," effective January 1, 1998, which established standards for disclosing information about an entity's capital structure. The implementation of SFAS No. 129 had no effect on the Company's financial statements

         Comprehensive Income
         --------------------
         The Company has implemented SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998, which requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The implementation of SFAS No. 130 had no effect on the Company's financial statements.

         Business Segment Information
         ----------------------------
         The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," on January 1, 1998. The Company operates in one industry segment, that being developing and marketing natural nutritional supplements. The Company's sales are primarily to distributors and health care professionals throughout the United States. The Company does not have any significant customers or concentration of credit risk.

         Start-up Costs
         --------------
         Effective January 1, 1999, the Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred. The total amount of deferred start-up costs reported as a cumulative effect of a change in accounting principle is $3,175. For income tax purposes, the Company has elected to treat its organizational expenditures as deferred expenses and amortize them over a period of sixty months, beginning in the first month the Company is actively in business.

         Development Stage Company
         -------------------------
         Prior to the reverse acquisition of Nutricology, Inc., February 3, 1998, the Company was in the development stage in prior years.

         Presentation
         ------------
         Certain accounts from prior years have been reclassified to conform with the current year's presentation.

         Pending Accounting Pronouncements
         ---------------------------------
         It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

NOTE 3 - INVENTORIES
         -----------

         Inventories consist of the following at December 31:

                                             1999                 1998
                                         ------------         ------------
         Raw Materials                   $   692,002          $   708,548
         Work In Process                           0              197,194
         Finished Goods                      474,270            2,751,504
         Reserve for Obsolescence           (100,844)            (118,635)
                                         ------------         ------------
         Total                           $ 1,065,428          $ 3,538,611
                                         ============         ============

NOTE 4 - PROPERTY AND EQUIPMENT
         ----------------------

         Property and equipment consist of the following at December 31:

                                               1999           1998
                                           ------------   ------------

          Machinery and Equipment          $   679,834    $   586,054
          Office Equipment                     230,084        221,084
          Vehicles                              43,161         43,161
          Furniture and Fixtures               184,723        181,119
          Computer Equipment                   169,640        142,589
          Computer Software                     34,050         34,050
          Leasehold Improvements                92,607         97,904
                                           ------------   ------------
          Total                              1,434,099      1,305,961
          Less Accumulated Depreciation       (561,795)      (363,403)
                                           ------------   ------------
          Net Book Value                   $   872,304    $   942,558
                                           ============   ============

         Depreciation expense charged to operations for 1999 and 1998 was $215,524 and $131,730, respectively.

NOTE 5 - DUE FROM OFFICERS
         -----------------

         From time to time, the Company makes personal loans or receives advances from/to its principle stockholder. Total advances prior to the merger were $116,724. Due From Officers at December 31, 1999 and 1998 was $166,002 and $123,602, respectively, and are noninterest bearing and due on demand.

NOTE 6 - CASH SURRENDER VALUE LIFE INSURANCE
         -----------------------------------

         The Company has purchased insurance in the face amount of $750,000 on the lives of certain key employees, who are the beneficiaries. The policies have been assigned to THE MONEY STORE. The cash surrender value at December 31, 1999 and 1998 was $40,406 and $33,953, respectively, with no policy loans outstanding.

NOTE 7 - LINE OF CREDIT
         --------------

         In March 1998, the Company entered into a credit agreement which provides a line of credit of up to $1,000,000, to be used to finance the Company's accounts receivable and inventory, and has a perfected first lien security interest in the Company's accounts receivable, inventory, and equipment. The Company's majority stockholder has also personally guaranteed the loan. The credit agreement requires

         --------------------------

         interest to be due and payable monthly at the bank's floating Prime rate plus one quarter of one percent, principal due and payable at maturity, which is May 31, 1999. The credit agreement also requires the Company to maintain a zero principal balance for at least thirty consecutive days prior to May 31, 1999. The balance at December 31, 1998 is $533,005.

         The credit agreement contains customary covenants and events of default. Under the terms of the agreement, the bank may call the loan if the Company is in violation of any restrictive covenants. At December 31, 1998, the Company was in breach of certain restrictive covenants for which the Company has received waivers and amendments per an agreement dated June 14, 1999. These amendments contain among other things, provisions for the payment of accrued interest of $5,394.04 through June 5, 1999, an increase in the interest rate to Prime plus 2% (effective June 5, 1999), and five monthly payments of principal in the amount of $25,000 plus interest beginning June 25, 1999 and continuing on the twenty-fifth day of each month thereafter until maturity, when the remaining balance is due in full. The Bank waives the Company's existing defaults of the financial covenants until November 5, 1999, the extended maturity date. Per an agreement dated December 28, 1999, the bank extended the maturity date until April 5, 2000, with payments due in three monthly payments of $25,000 plus interest beginning January 25, 2000, and continuing on the twenty-fifth day of each month thereafter until maturity, when the remaining balance is due in full. The Bank waives the Company's existing defaults of the financial covenants until April 5, 2000, the extended maturity date. The balance was paid in full prior to maturity and the Company no longer has any line of credit agreements with Bank of the West.

NOTE 8 - NOTES PAYABLE
         -------------

         Notes Payable of $6,225 at December 31, 1998, represents a note payable to bank, principal and interest payments of $6,273 payable monthly at 9.25%. All unpaid principal and interest due February 1999, collateralized by all significant assets.

NOTE 9 - CAPITAL LEASE OBLIGATIONS
         -------------------------

         The Company leases certain machinery and equipment under capital leases which contain purchase options at the end of the leases. Assets under capital leases are summarized as follows:

                                                    1999         1998
                                                 ---------    ---------
          Office Equipment                       $118,005     $118,005
          Machinery and Equipment                  83,232       53,927
          Furniture and Fixtures                   10,393       10,393
          Computer Software                        34,050       34,050
          Computer Equipment                       33,194       33,194
          Leasehold Improvements                   47,924       47,924
                                                 ---------    ---------
                                                  326,798      297,493
          Accumulated Depreciation                 78,463       22,372
                                                 ---------    ---------
          Net Assets                             $248,335     $275,121
                                                 =========    =========

         -------------------------------------

         Future minimum payments under noncancelable leases at December 31, 1999 are as follows:

         2000                                                 $   85,016
         2001                                                     69,789
         2002                                                     66,534
         2003                                                     50,016
                                                              -----------
         Total minimum lease payments                            271,355
         Less amount representing interest                        25,370
                                                              -----------
         Present Value of the minimum lease payments          $  245,985
                                                              ===========

NOTE 10 - INCOME TAXES
          ------------

         The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheet is a result of the following:

         Deferred Tax Assets:                         1999           1998
         --------------------                     ------------   ------------
         Net Operating Loss Carryforwards         $ 1,071,368    $   387,650
         Expenses Not Currently Deductible
             For Tax Purposes                         160,559        298,476
                                                  ------------   ------------
         Total                                      1,231,927        686,126
         Valuation Allowance                       (1,078,953)      (419,236)
                                                  ------------   ------------
         Net Deferred Tax Asset                       152,974        266,890

         Deferred Tax Liabilities:
         -------------------------
         Depreciation                                 128,520        131,890
                                                  ------------   ------------
         Net Deferred Tax Asset                   $    24,454    $   135,000
                                                  ============   ============

         The net change in the valuation allowance for 1999 and 1998 principally resulted from net operating loss carryforwards.

         The reconciliation of income tax attributable to continuing operations compared at the U.S. federal statutory rates to income tax expense (benefit) is as follows:

                                                         1999        1998
                                                      ----------  ----------
          State Taxes                                 $      50   $     850
          (Increase) Decrease in Deferred Tax Asset      50,293    (135,000)
          Settlement of Prior Years Income Taxes              0      32,799
                                                      ----------  ----------
          Income Tax Provision (Benefit)              $  50,343   $(101,351)
                                                      ==========  ==========

         At December 31, 1999, the Company has available net operating loss carryforwards for federal and state income tax purposes of approximately $2,600,000 and $2,143,445 to offset future taxable

          ------------------------

         income, which expire principally in the year 2019. At December 31, 1998, the Company had available net operating loss carryforwards for federal and state income tax purposes of approximately $957,000 and $1,039,000 for tax purposes to offset future taxable income, which expire principally in the year 2018.

         Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

         During 1998, state income taxes of $32,799 were paid as settlement of prior years income taxes for the years 1992, 1993, and 1994.

NOTE 11 - COMMITMENTS AND CONTINGENCIES
          -----------------------------

         The Company leases office space and equipment under various noncancelable operating leases which are generally for one to five year periods. Rent expense charged to operations for 1999 and 1998 was approximately $385,000 and $282,000.

         Future minimum rental commitments under noncancelable leases are as follows:

         2000     $   294,163
         2001     $   302,148
         2002     $   313,920
         2003     $   162,408
         2004     $     1,162

         Rent Expense charged to operations during 1999 and 1998 was approximately $385,000 and $282,000, respectively.

NOTE 12 - PROFIT SHARING PLAN
          -------------------

         The Company has a defined contribution plan which covers substantially all employees. The Company's contributions to the plan are made at the sole discretion of the Company's Board of Directors. Contributions to the plan were approximately $35,000 during 1999 and 1998.

NOTE 13 - STOCK OPTIONS
          -------------

         The Company has authorized 1,000,000 shares of common stock for issuance to directors and key employees under the 1998 Stock Option Plan (the plan). The objectives of the plan include attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of the Company by providing directors and key employees the opportunity to acquire common stock. The Company granted 100,000 options during July 1998 and 150,000 options during January 1999, exercisable at $2.00 per share, and expiring five years from the date of grant. As of December 31, 1999 and 1998, total options outstanding were 250,000 and 100,000. The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which

          -------------------------

         no compensation cost for stock options is recognized for stock options awards granted at or above fair market value. Had compensation expense for the Company's stock-based compensation plans been determined under SFAS No. 123, based on the fair market value at the grant dates, the Company's pro forma net loss and pro forma net loss per share would have been reflected as follows at December 31:

         Net Loss                                1999           1998
                                             ------------   ------------
         As reported                         $ 1,795,225    $ 1,303,360
         Pro forma                           $ 1,845,355    $ 1,337,130
         Net Loss Per Share
         As reported                         $     (0.12)   $     (0.09)
         Pro forma                           $     (0.12)   $     (0.09)

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for those options granted in 1999 and 1998, respectively: dividend yield of 0%, expected volatility of 95% and 131%, risk-free interest rate of 5%, and expected lives of five years.

NOTE 14 - SUBSEQUENT EVENTS
          -----------------

         On March 1, 2000, the Company entered into an agreement with Aerofund Financial, Inc. to provide additional funding in the form of a line of credit to the Company up to $1,200,000, bearing interest at prime plus three percent (3%) computed on a monthly basis. Secured by substantially all of the assets of the Company. As of the date of issuance of these financial statements, approximately $967,000 had been advanced on the line, bearing interest at 12.5%. Interest is due monthly.

SCOTTSDALE SCIENTIFIC INC.
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2000
Unaudited

                                                    9/30/00                                                                9/30/00
                                                 Consolidated                                                           Consolidated
                                                 ------------                                                           ------------
                         ASSETS                                             LIABILITIES AND STOCKHOLDERS EQUITY

Current Assets                                                       Current Liabilities

     Cash & Cash Equivalents                           55,232              Accounts Payable and Accrued Liabilities        1,423,136

     Accounts Receivable, Net of Allowance                                 Line of Credit                                    956,898
      for Doubtful Accounts of $232,921)            1,000,504
                                                                           Capital Lease Obligation, Current Portion          48,891
     Inventories                                    1,278,674
                                                                           Income Taxes Payable                                   50
     Prepaid Expenses and Other Current Assets        227,658                                                             ----------

     Deferred Tax Asset                               116,370
                                                   ----------        Total Current Liabilities                             2,428,975
Total Current Assets                                2,678,438

                                                                     Long-Term Liabilities
Property and Equipment, Net                           789,891              Capital Lease Obligation, Noncurrent Portion      112,863
                                                                                                                          ----------
Other Assets
     Deposits                                          70,078        Total Liabilities                                     2,541,838

     Due From Stockholder                             168,110
                                                                           Preferred Stock, $.25 Par Value,
                                                                           Authorized 1,000,000                                    0
     Cash Surrender Value of Life Insurance            40,405                 Shares, Issued and Outstanding, None
                                                                           Common Stock, $.001 Par Value,
                                                                           Authorized 100,000,000                             15,055
     Intangible Assets, Net of Amortization                                   Shares, Issued and Outstanding, 15,055,355
       of $6,443                                       20,181              Additional Paid In Capital                      1,133,927
                                                   ----------
Total Other Assets                                    298,774              Retained Earnings (Deficit)                        76,283



Total Assets                                       $3,767,103        Total Liabilities and Stockholders' Equity           $3,767,103
                                                   ==========                                                             ==========

SCOTTSDALE SCIENTIFIC INC.
CONSOLIDATED STATEMENT OF CASH FLOW
SEPTEMBER 30, 2000
Unaudited

                                                                                 9/30/00        9/30/99
                                                                              ------------   ------------
Cash Flows for Period Ended September 30, 2000 and September 30, 1999
     Cash Flows from Operating Activities
        Net Income / Loss                                                     $   354,533    $(1,154,395)

        Adjustments to Reconcile Net Income/Loss to
            Net Cash Used in Operating Activities
            Depreciation and Amortization                                         144,669        164,853
            Loss on Disposal of Fixed Assets
            Cash Surrender Value of Life Insurance

        Changes in Assets and Liabilities
            (Increase) Decrease in Accounts Receivable                            (46,004)       127,803
            (Increase) Decrease in Inventory                                     (213,246)     1,736,979
            (Increase) Decrease in Prepaid Expenses and Other Assets              (87,191)       173,285
            (Increase) Decrease in Deferred Tax Assets                            (41,624)
            (Increase) Decrease in Deposits                                       (73,678)        37,800
            (Increase) Decrease in Other Receivables                               31,409        (65,782)
            Increase (Decrease) in Accounts Payable and Accrued Liabilities      (273,142)    (1,021,494)
            Increase (Decrease) in Income Taxes Payable                                 0              0
                                                                              ------------   ------------
        Total Adjustments                                                        (558,807)     1,153,444
     Net Cash Used in Operating Activities                                       (204,274)          (951)

     Cash Flows From Investing Activities
        Acquisition of Property and Equipment                                     (86,561)      (150,740)
        Advances to Officers                                                            0        (42,400)
                                                                              ------------   ------------
     Net Cash Flows Used In Investing Activities                                  (86,561)      (193,140)

     Cash Flows From Financing Activities
        Proceeds from Sale of Common Stock                                              0              0
        Capital Contributions                                                           0         28,599
        Net Proceeds from Line of Credit                                          348,893        150,000
        Repayment of Notes Payable                                                (58,182)       (49,435)
                                                                              ------------   ------------
     Net Cash Provided by Financing Activities                                    290,711        129,164


Increase (Decrease) in Cash and Cash Equivalents                                     (124)       (64,927)
Cash and Cash Equivalents, Beginning of Period                                     55,356        202,348
                                                                              ------------   ------------
Cash and Cash Equivalents, End of Period                                      $    55,232    $   137,421
                                                                              ============   ============

SCOTTSDALE SCIENTIFIC, INC.
STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED 9/30/00 AND 9/30/99
Unaudited

                                                          3 MONTHS                     3 MONTHS
                                                       ENDED 9/30/00                ENDED 9/30/99
                                                   ---------------------        ---------------------
Revenues                                             2,957,837    100.0%          3,170,993    100.0%

Cost of Sales                                        1,773,615     60.0%          2,049,350     64.6%
                                                   ------------                 ------------

Gross Profit                                         1,184,222     40.0%          1,121,643     35.4%

Operating Expenses                                     974,837     33.0%          1,355,676     42.8%
                                                   ------------                 ------------

Net Operating Income (Loss)                            209,385      7.1%           (234,033)    -7.4%

Other Expense, net                                     (25,685)    -0.9%            (22,773)    -0.7%
                                                   ------------                 ------------

Net Income (Loss) Before Income Taxes                  183,700      6.2%           (256,806)    -8.1%

Provision for Income Taxes                             (91,916)                           0

Net Income (Loss) Available to Common
  Stockholders                                     $   275,616      9.3%        $  (256,806)    -8.1%
                                                   ============                 ============


Shares Outstanding                                  15,055,355                   15,055,355

Net Income Per Common Share                        $      0.02                  $     (0.02)
                                                   ============                 ============

SCOTTSDALE SCIENTIFIC, INC.
STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED 9/30/00 AND 9/30/99
Unaudited

                                                          9 MONTHS                     9 MONTHS
                                                       ENDED 9/30/00                ENDED 9/30/99
                                                   ---------------------        ----------------------
Revenues                                             8,743,084    100.0%          9,618,648     100.0%

Cost of Sales                                        5,243,477     60.0%          6,248,006      65.0%
                                                   ------------                 ------------

Gross Profit                                         3,499,607     40.0%          3,370,642      35.0%

Operating Expenses                                   3,176,794     36.3%          4,477,067      46.5%
                                                   ------------                 ------------

Net Operating Income (Loss)                            322,813      3.7%         (1,106,425)    -11.5%

Other Expense, net                                     (60,196)    -0.7%            (47,970)     -0.5%
                                                   ------------                 ------------

Net Income (Loss) Before Income Taxes                  262,617      3.0%         (1,154,395)    -12.0%

Provision (Benefit) for Income Taxes                   (91,916)                           0

Net Income (Loss) Available to Common              $   354,533                  $(1,154,395)
   Stockholders                                    ============                 ============


Basic Weighted Average Shares Outstanding           15,055,355                   15,042,855

Net Income (Loss) Per Common Share                 $      0.02                  $     (0.08)
                                                   ============                 ============

NOTES TO THE INTERIM FINANCIAL STATEMENTS
-----------------------------------------

Note 1. Statement of Information Furnished
------------------------------------------
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Form 10QSB instructions and in the opinion of management contains all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position as of September 30, 2000, the results of operations for the three and nine months ended September 30, 2000, and the statement of cash flows for the nine months ended September 30, 2000. These results have been determined on the basis of generally accepted accounting principles and practices and applied consistently with those used in the preparation of the Company's 1999 Annual Report included in its Registration Statement on Form 10-SB.

Certain information and footnote disclosure normally included in the financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that the accompanying financial statements be read in conjunction with the accompanying financial statements and notes thereto incorporated by reference in the Company's 1999 Annual Report included in its Registration Statement on Form 10-SB.

Note 2. Inventories
-------------------
Inventories consist of the following at September 30, 2000:

Raw Materials                                $    621,363
Finished Goods                                    771,996
Reserve for Obsolescence                         (114,685)
                                             -------------
Total                                        $  1,278,674
                                             =============

Note 3. Fixed Assets
--------------------
Fixed assets consist of the following at September 30, 2000:

Machinery and Equipment                      $   733,335
Office Equipment                                 230,085
Vehicles                                          43,161
Furniture and Fixtures                           184,723
Computer Equipment                               182,504
Computer Software                                 46,981
Leasehold Improvements                            92,607
                                             ------------
Total                                          1,513,396
Accumulated Depreciation                        (723,505)
                                             ------------
Net Book Value                               $   789,891
                                             ============

Depreciation expense charged to operations during the nine months ended September 30, 2000, was $140,663.

Note 4. Line of Credit
----------------------
The Company has a line of credit agreement with Aerofund Financial, Inc. for a maximum amount of funding of $1,200,000, bearing interest at prime plus three percent (3%) computed on a monthly basis. Secured by substantially all of the assets of the Company. As of September 30, 2000, the balance outstanding was $956,898. Interest is due monthly.

Note 5. Income Taxes
--------------------
As of September 30, 2000, the Company's deferred tax asset was $116,370, which was primarily attributed to taxable income offset by net operating loss carryforwards. The Company uses an average tax rate of approximately 35%. Included in the statement of operations is a benefit for income taxes of $91,916.

Note 6. Contingencies
---------------------
The Company is a defendant in a lawsuit filed by one of its shareholders for alleged securities fraud and misrepresentations of material facts. The suit asks for rescission of the purchase of the common stock, including a return of the plaintiff's $149,000 investment plus interest, all costs incurred by the plaintiff, and punitive damages. The Company believes the suit is of questionable merit and intends to vigorously defend its position. At this time, however, no estimate can be made as to the time or the amount, if any, of ultimate recovery.

                           SCOTTSDALE SCIENTIFIC, INC.
                               SCOTTSDALE, ARIZONA

                                  AUDIT REPORT

                                DECEMBER 31, 1997

                                 C O N T E N T S

     Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . F-27

     Balance Sheet at December 31, 1997  . . . . . . . . . . . . . . . . . .F-28

     Statement of Operations from Inception (April 8, 1997)
        Through December 31, 1997 . . . . . . . . . . . . . . . . . . . . . F-29

     Statement of Stockholders' Equity from Inception (April 8, 1997)
        Through December 31, 1997 . . . . . . . . . . . . . . . . . . . . . F-30

     Statement of Cash Flows from Inception (April 8, 1997)
        Through December 31, 1997 . . . . . . . . . . . . . . . . . . . . . F-31

    Notes to the Financial Statements  . . . . . . . . . . . . . . . . . . .F-33

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Scottsdale Scientific, Inc.
Scottsdale, Arizona 85258

We have audited the accompanying balance sheet of Scottsdale Scientific, Inc. (A Development Stage Company), (the Company), as of December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the period from inception (April 8, 1997) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1997, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage Company as defined in Financial Accounting Standards Board Statement No. 7. The Company is devoting substantially all of its present efforts in establishing a new business and planned principal operations have not commenced. Management's plans regarding the matters which raise doubts about the Company's ability to continue as a going concern are disclosed in Note 1. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Clancy and Co., P.L.L.C.
Phoenix, Arizona
May 13, 1998

                                   SCOTTSDALE SCIENTIFIC, INC.
                                  (A Development Stage Company)
                                          BALANCE SHEET
                                        DECEMBER 31, 1997


Cash                                                                  $ 112,518
                                                                      ----------
Other
Assets
   Organization Costs                                                     3,175
   Security Deposit                                                         250
                                                                      ----------
Total Other Assets                                                        3,425

Total  Assets                                                         $ 115,943
                                                                      ==========

             LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities                                                           $    None

Stockholders' Equity
  Common Stock: $0.001 Par Value,
    100,000,000 Authorized; Issued and
    Outstanding, 7,700,000                                                7,700
  Additional Paid In Capital                                            525,300
  Loss Accumulated During The Development Stage                        (417,057)
                                                                      ----------
Total Stockholders' Equity                                              115,943
                                                                      ----------

Total Liabilities and Stockholders' Equity                            $ 115,943
                                                                      ==========

   The accompanying notes are an integral part of these financial statements.

                           SCOTTSDALE SCIENTIFIC, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                  FOR THE PERIOD FROM INCEPTION (APRIL 8, 1997)
                            THROUGH DECEMBER 31, 1997


                                                    For the
                                                    Period From
                                                    Inception       Loss
                                                    (April 8,       Accumulated
                                                    1997) Through   During The
                                                    December 31,    Development
                                                    1997            Stage
                                                    ------------    ------------
Revenues                                            $         0     $         0

Expenses
  General and Administrative                           (418,001)       (418,001)

Other Income
  Interest Income                                           944             944
                                                    ------------    ------------

Net Loss                                            $  (417,057)    $  (417,057)
                                                    ============    ============

Net Loss Per Weighted Share of Common Stock         $      (.15)    $      (.15)
                                                    ============    ============

Weighted Shares Outstanding                           2,875,000       2,875,000
                                                    ============    ============

   The accompanying notes are an integral part of these financial statements.

                                        SCOTTSDALE SCIENTIFIC, INC.
                                       (A Development Stage Company)
                                     STATEMENT OF STOCKHOLDERS' EQUITY
                               FOR THE PERIOD FROM INCEPTION (APRIL 8, 1997)
                                         THROUGH DECEMBER 31, 1997

                                                                                  Loss
                                                                                  Accumulated
                                                                    Additional    During the
                                          Common        Stock        Paid In      Development
                                          Shares        Amount       Capital      Stage             Total
                                        ----------    ----------    ----------    ----------     ----------
Issuance of Common Stock For
Services Rendered at $.001 per
Share as of April 8, 1997               3,000,000     $   3,000     $       -     $       -      $   3,000
Issuance of Common Stock Under
504D Offering Dated May 1, 1997
For Cash at $.25 per Share                400,000           400        99,600             -        100,000

Issuance of Common Stock Under
Private Placement Memorandum
Dated October 28, 1997 for Cash
at $.10 per Share                       1,097,588         1,098       108,661             -        109,759

Issuance of Common Stock Under
Private Placement Memorandum
Dated October 28, 1997 for
Services Rendered at $.10 per
Share                                   3,202,412         3,202       317,039             -        320,241

Loss From Inception (April 8, 1997)
Through December 31, 1997                       -             -             -      (417,057)      (417,057)
                                                                                  ----------     ----------
Balance, December 31, 1997              7,700,000     $   7,700     $ 525,300     $(417,057)     $ 115,943
                                        ==========    ==========    ==========    ==========     ==========

                 The accompanying notes are an integral part of these financial statements.

                                SCOTTSDALE SCIENTIFIC, INC.
                               (A Development Stage Company)
                                  STATEMENT OF CASH FLOWS
                       FOR THE PERIOD FROM INCEPTION (APRIL 8, 1997)
                                 THROUGH DECEMBER 31, 1997

                                                              For The
                                                            Period From         From
                                                             Inception        Inception
                                                          (April 8, 1997)  (April 8, 1997)
                                                              Through          Through
                                                            December 31,    December 31,
                                                               1997             1997
                                                            ----------       ----------
Cash Flows from Operating Activities
  Net Loss                                                  $(417,057)       $(417,057)
  Adjustments to Reconcile Net Loss to Net Cash Used by
Operating Activities
    Common Stock Issued for Services                          323,241          323,241
    Changes in assets and liabilities
      (Increase) Decrease in Organization Costs                (3,175)          (3,175)
      (Increase) Decrease in Security Deposits                   (250)            (250)
                                                            ----------       ----------
    Total Adjustments                                         319,816          319,816
                                                            ----------       ----------
Net Cash Used by Operating Activities                         (97,241)         (97,241)

Cash Flows From Investing Activities                                0                0
                                                            ----------       ----------
Net Cash Flows From Investing Activities                            0                0

Cash Flows from Financing activities
  Proceeds from Sale of Common Stock                          209,759          209,759
                                                            ----------       ----------
Net Cash  Flows from Financing Activities                     209,759          209,759
                                                            ----------       ----------

Increase in Cash and Cash Equivalents                         112,518          112,518

Cash and Cash Equivalents, Beginning of Year                        0                0
                                                            ----------       ----------

Cash and Cash Equivalents, End of Year                      $ 112,518        $ 112,518
                                                            ==========       ==========

        The accompanying notes are an integral part of these financial statements.

                                           F-31

                                                              For The
                                                            Period From         From
                                                             Inception        Inception
                                                          (April 8, 1997)  (April 8, 1997)
                                                              Through          Through
                                                            December 31,    December 31,
                                                               1997             1997
                                                            ----------       ----------
Supplemental Information
------------------------
Cash paid for:
  Interest                                                  $       0        $       0
                                                            ==========       ==========
  Income taxes                                              $       0        $       0
                                                            ==========       ==========

Supplemental Schedule of Noncash Financing Activities
-----------------------------------------------------
On April 8, 1997, the Company Issued 3,000,000
Shares of Common Stock for Services                         $   3,000        $   3,000
                                                            ==========       ==========
Issuance of Common Stock Under Private Placement
Memorandum Dated October 28, 1997 for Services
Rendered at $.10 per Share                                  $ 320,241        $ 320,241
                                                            ==========       ==========

        The accompanying notes are an integral part of these financial statements.

                           SCOTTSDALE SCIENTIFIC, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

NOTE 1 - ORGANIZATION
         ------------

         Scottsdale Scientific, Inc. (the Company) was incorporated under the laws of the State of Florida on April 8, 1997, with an authorized capital of 100,000,000 shares of common stock with a par value of one mil ($0.001) per share. The Company is engaged in the wholesale distribution of health and nutritional supplements.

         On April 8, 1997, the Company issued 3,000,000 shares of common stock for services rendered at $0.001, or $3,000.

         During May and June 1997, the Company completed a 504D Offering Memorandum for 400,000 shares of common stock for cash at $0.25 per share, or $100,000.

         During December 1997, the Company completed a Private Placement Memorandum for 4,300,000 shares of Common Stock at $.10 per share. The Company issued 1,097,588 shares for cash, or $109,759 and 3,202,412 shares for services rendered, or $320,241.

         The Company is a development stage company, as defined in the Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and planned principal operations have not commenced. These factors raise substantial doubt about its ability to continue as a going concern.

         The financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not purport to give effect to adjustments, if any, that may be necessary should the Company be unable to continue as a going concern. The continuation of the Company as a going concern, is dependent upon the Company's ability to establish itself as a profitable business. It is the Company's belief that it will continue to incur losses during the coming year and possibly require additional funds. The additional funding will be accomplished by seeking additional funds from private or public equity investments, and possible future collaborative agreements to meet such needs, in order that the Company will be a viable entity. The Company's ability to achieve these objectives cannot be determined at this time.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
         -------------------------------

         A. Accounting Method
            -----------------
         The Company's financial statements are prepared using the accrual method of accounting.

         B. Cash and Cash Equivalents
            -------------------------
         The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

         -------------------------------------------

         C. Earnings (Loss) Per Share
            -------------------------
         The computations of earnings or loss per share of common stock are based on the weighted average number of common shares and common share equivalents outstanding at the date of the financial statements.

         D. Use of Estimates
            ----------------
         Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

         E. Pending Accounting Pronouncements
            ---------------------------------
         It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

NOTE 3 - SUBSEQUENT EVENTS
         -----------------

         On February 3, 1998, the Company entered into an agreement to acquire Nutricology, Inc., a company engaged in the distribution of hypoallergenic nutritional supplements, in exchange for 9,800,000 shares of Scottsdale Scientific, Inc.'s, common stock to Stephen Levine.

         After completion of the above transactions, Stephen Levine's ownership of 9,800,000 common shares represents 67.6 % of the total issued and outstanding common shares of the Company.

                                NUTRICOLOGY, INC.
                               Hayward, California

                                  AUDIT REPORT

                           DECEMBER 31, 1997 AND 1996

                                 C O N T E N T S


     Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . F-37

     Balance Sheet at December 31, 1997 and 1996 . . . . . . . . . . . . .  F-38

     Statement of Income For The Years Ended
         December 31, 1997 and 1996 . . . . . . . . . . . . . . . . . . . . F-40

     Statement of Stockholders' Equity For The Years Ended
         December 31, 1997 and 1996 . . . . . . . . . . . . . . . . . . . . F-41

     Statement of Cash Flows For The Years Ended
         December 31, 1997 and 1996  . . . . . . . . . . . . . . . . . . .  F-42

     Notes to the Financial Statements  . . . . . . . . . . . . . . . . . . F-44

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Nutricology, Inc.
Hayward, California 94544

We have audited the accompanying balance sheet of Nutricology, Inc., (the Company), as of December 31, 1997, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Nutricology, Inc. for the year ended December 31, 1996, were audited by other auditors whose report thereon, dated January 21, 1998, expressed an unqualified opinion.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


Clancy  and Co., P.L.L.C.
Phoenix, Arizona
September 5, 1998

                                 NUTRICOLOGY, INC.
                                   BALANCE SHEET
                             DECEMBER 31, 1997 AND 1996

ASSETS                                                         1997         1996
                                                           -----------  -----------
Current Assets
   Cash and Cash Equivalents                               $   16,500   $  237,873
   Accounts Receivable, Net of Allowances for Doubtful
Accounts and Returns, $256,000 and $256,000                   901,507    1,004,579
   Inventories (Note 3)                                     3,915,400    2,059,474
   Notes Receivable                                             5,121        8,721
   Income Taxes Receivable                                          0      113,312
   Prepaid Expenses and Other Current Assets                   48,572       45,118
   Deferred Taxes (Note 9)                                          0      195,625
                                                           -----------  -----------
Total Current Assets                                        4,887,100    3,664,702

Property and Equipment, Net  (Note 4)                         325,355      279,049

Other Assets
   Deposits                                                     7,100            0
   Due From Stockholder (Note 5,10)                           116,724            0
   Cash Surrender Value of Life Insurance (Note 6)             30,369            0
   Other Receivables                                           12,183            0
                                                           -----------  -----------
Total  Other Assets                                           166,376            0
                                                           -----------  -----------

Total Assets                                               $5,378,831   $3,943,751
                                                           ===========  ===========

                                       F-38

LIABILITIES AND STOCKHOLDERS' EQUITY                           1997         1996
                                                           -----------  -----------

Current Liabilities
   Accounts Payable and Accrued Liabilities                $2,472,239   $1,384,198
   Notes Payable, Current Portion (Note 7)                     71,704      439,492
   Due to Stockholder (Note 5,10)                                   0      143,810
   Income Taxes Payable (Note 9)                               10,942            0
                                                           -----------  -----------
Total Current Liabilities                                   2,554,885    1,967,500

Notes Payable, Noncurrent Portion (Note 7)                      6,273       77,909
                                                           -----------  -----------

Total
Liabilities                                                 2,561,158    2,045,409

Commitments and Contingencies (Note 8,12)

Stockholders' Equity
   Common Stock, No Par Value, Authorized 25,000 Shares,
     Issued and Outstanding, 100 Shares                         2,000        2,000
   Retained Earnings                                        2,815,673    1,896,342
                                                           -----------  -----------
Total Stockholders' Equity                                  2,817,673    1,898,342
                                                           -----------  -----------

Total Liabilities and Stockholders' Equity                 $5,378,831   $3,943,751
                                                           ===========  ===========

     The accompanying notes are an integral part of these financial statements.

                                NUTRICOLOGY, INC.
                               STATEMENT OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                       1997             1996
                                                  -------------    -------------

Revenues                                          $ 12,367,629     $ 10,951,701

Cost of Sales                                        7,480,484        6,536,711
                                                  -------------    -------------

Gross Profit                                         4,887,145        4,414,990

Operating Expenses
   Selling, General and Administrative               3,888,614        4,304,298
                                                  -------------    -------------

Operating Income                                       998,531          110,692

Other Income (Expense)
   Interest Income                                         920            3,600
   Interest Expense                                    (40,249)         (48,412)
   Loss on Disposal of Assets                                0          (77,232)
   Gain on the Sale of Securities                            0          319,237
   Other, Net                                            5,101                0
                                                  -------------    -------------
Total Other Income (Expense)                           (34,228)         197,193
                                                  -------------    -------------

Income Before Provision For Income Taxes               964,303          307,885

Provision For Income Taxes (Note 9)                     44,972          149,105
                                                  -------------    -------------

Net Income                                        $    919,331     $    158,780
                                                  =============    =============

   The accompanying notes are an integral part of these financial statements.

                                             NUTRICOLOGY, INC.
                                     STATEMENT OF STOCKHOLDERS' EQUITY
                               FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                         Common       Common       Unrealized      Retained
                                         Shares      Par Value        Gains        Earnings       Total
                                      ------------  ------------  ------------   ------------  ------------
Balance, January 1, 1996 (Restated)           100   $     2,000   $    87,336    $ 1,737,562   $ 1,826,898

Net Income                                      -             -             -        158,780       158,780

Unrealized Gains on Securities, Net
of Tax of $72,278                               -             -       (87,336)             -       (87,336)
                                      ------------  ------------  ------------   ------------  ------------
Balance, December 31, 1996                    100         2,000             0      1,896,342     1,898,342

Net Income                                                                           919,331       919,331
                                                                                 ------------  ------------
Balance, December 31, 1997                    100   $     2,000   $         0    $ 2,815,673   $ 2,817,673
                                      ============  ============  ============   ============  ============

                 The accompanying notes are an integral part of these financial statements.

                                       NUTRICOLOGY, INC.
                                    STATEMENT OF CASH FLOWS
                         FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                         1997           1996
                                                                    ------------   ------------
Cash Flows From Operating Activities
   Net Income                                                       $   919,331    $   158,780
   Adjustments to Reconcile Net Income to Net Cash Provided
     by (Used in) Operating Activities
      Depreciation and Amortization                                      44,195         71,700
      Gain on Sale of Securities                                              0       (319,237)
      Loss on Disposal of Fixed Assets                                        0         77,232
   Changes in Assets and Liabilities
       (Increase) Decrease in Accounts Receivable                       103,072          1,908
       (Increase) Decrease in Provision for Allowances of
          Doubtful Accounts and Returns                                       0        110,000
       (Increase) Decrease in Inventories                            (1,855,926)      (385,348)
       (Increase) Decrease in Income Taxes Receivable                   113,312         34,288
       (Increase) Decrease in Prepaid Expenses and Other Current
          Assets                                                            146        (18,988)
       (Increase) Decrease in Deferred Taxes                            195,625       (156,889)
       (Increase) Decrease in Deposits                                   (7,100)             0
       (Increase) Decrease in Cash Surrender Value Life Insurance       (30,369)             0
       (Increase) Decrease in Other Receivables                         (12,183)             0
        Increase (Decrease) in Accounts Payable and Accrued
          Liabilities                                                 1,088,041        (63,819)
        Increase (Decrease) in Income Taxes Payable                      10,942       (448,450)
                                                                    ------------   ------------
   Total Adjustments                                                   (350,245)    (1,097,603)
                                                                    ------------   ------------
Net Cash Provided by (Used in) Operating Activities                     494,086       (938,823)

Cash Flows From Investing Activities
   Purchase of Property and Equipment                                   (90,501)      (101,901)
   Sale of Marketable Securities                                              0        460,212
                                                                    ------------   ------------
Net Cash Flows Provided by Investing Activities                         (90,501)       358,311

Cash Flows From Financing Activities
   Proceeds (Repayments) From Stockholder Loans                        (143,810)       143,810
   Increase (Decrease) in Stockholders Loans                           (116,724)        32,115
   Proceeds from Issuance of Long-term Debt                                   0        698,060
   Payments on Long-term Debt                                          (439,424)      (180,659)
                                                                    ------------   ------------
Net Cash Provided By (Used In) Financing Activities                    (699,958)       693,326
                                                                    ------------   ------------

                                             F-42

                                                                         1997          1996
                                                                    ------------   ------------
Increase (Decrease) in Cash and Cash Equivalents                    $  (221,373)   $   112,814

Cash and Cash Equivalents, Beginning of Year                            237,873        125,059
                                                                    ------------   ------------

Cash and Cash Equivalents, End of Year                              $    16,500    $   237,873
                                                                    ============   ============

Supplemental Information:
-------------------------
Cash paid for:
   Interest                                                         $    40,249    $    48,412
                                                                    ============   ============
   Income taxes                                                     $   177,652    $   682,166
                                                                    ============   ============

           The accompanying notes are an integral part of these financial statements.

                                NUTRICOLOGY, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE 1 - ORGANIZATION
         ------------

         Nutricology, Inc., (the Company), was incorporated in California on March 11, 1980, primarily for the purpose of developing and marketing natural nutritional supplements. The Company's sales are primarily to distributors and health care professionals throughout the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
         -------------------------------

         A. Method of Accounting
            --------------------

         The Company's financial statements are prepared using the accrual method of accounting.

         B. Cash and Cash Equivalents
            -------------------------

         For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

         C. Allowance for Doubtful Accounts and Return Allowances
            -----------------------------------------------------

         Accounts Receivable are shown net of allowances for doubtful accounts and returns which are estimated as a percent of accounts receivable and sales, respectively, based on prior years experience.

         D. Inventories
            -----------

         Inventories consist entirely of raw materials, finished goods and supplies. Raw materials consist of bulk product that has not been mixed or encapsulated. Finished goods consist of product that has been encapsulated or made into tablet form and that has been packaged for sale. Inventories are stated at the lower of cost or net realizable value, using the first-in, first-out method.

         E. Property, Equipment and Depreciation
            ------------------------------------

         Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives as follows:

                  Machinery and Equipment            2 to 10 years
                  Transportation Equipment           3 to 5 years
                  Office Furniture and Equipment     3 to 5 years
                  Leasehold Improvements             Lesser of useful lives of
                                                       assets (3 to 10 years or
                                                       the related lease term)

         -------------------------------------------

         F. Revenue Recognition
            -------------------

         Revenue is recognized upon shipment to the customer. Sales are presented net of returns and allowances of $972,621 and $673,310 for the years ended December 31, 1997 and 1996, respectively.

         G. Cost Recognition
            ----------------

         Cost of sales includes all direct material and labor costs and those indirect costs of bringing raw materials to sale condition. Selling, general and administrative costs are charged to operating expenses as incurred.

         H. Income Taxes
            ------------

         The Company accounts for income taxes under Statement of Financial Standards No. 109 ("SFAS" 109), Accounting for Income Taxes, which utilizes an asset and liability approach to accounting for income taxes.

         I. Use of Estimates
            ----------------

         Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

         J. Financial Statement Presentation
            --------------------------------

         Certain accounts from prior years have been reclassified to conform with the current year's presentation.

         K. New Accounting Standards
            ------------------------

         The Company implemented SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, on January 1, 1996. The implementation of SFAS No. 121 had no effect on the Company's financial statement.

         The Company implemented SFAS No. 129, Disclosure of Information about Capital Structure, on January 1, 1997. The implementation had no effect on the Company's financial statement.

         -------------------------------------------

         The Company implemented SFAS No. 130, Reporting Comprehensive Income. The implementation had no effect on the Company's financial statement.

         L. Pending Accounting Pronouncements
            ---------------------------------

         It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

NOTE 3 - INVENTORIES
         -----------

         Inventories consist of the following at December 31:

                                                       1997           1996
                                                   ------------   ------------
         Raw Materials                             $   968,053    $   345,128
         Finished Goods                              3,015,982      1,955,724
         Reserve for Obsolescence                      (68,635)      (241,378)
                                                   ------------   ------------
         Total                                     $ 3,915,400    $ 2,059,474
                                                   ============   ============

NOTE 4 - PROPERTY AND EQUIPMENT
         ----------------------

         Property and equipment consists of the following at December 31:

                                                       1997           1996
                                                   ------------   ------------
         Machinery and Equipment                   $   643,844    $   527,317
         Transportation Equipment                       81,356         81,356
         Office Furnitures and Fixtures                 79,186         58,542
         Leasehold Improvements                        101,708         98,310
                                                   ------------   ------------
         Total                                         906,094        765,525
         Less Accumulated Depreciation                (580,739)      (486,476)
                                                   ------------   ------------
         Net Book Value                            $   325,355    $   279,049
                                                   ============   ============

         Depreciation expense charged to operation for the years ended December 31, 1997 and 1996 was $44,195 and $71,700, respectively.

NOTE 5 - DUE FROM/TO STOCKHOLDERS
         ------------------------

         From time to time, the Company makes personal loans or receives advances from/to its two principal stockholders. The balance due from stockholder of $116,724 at December 31, 1997 and the balance due to stockholder at December 31, 1996 of $143,810, bear no interest and are receivable/payable on demand.

NOTE 6 - CASH SURRENDER VALUE LIFE INSURANCE
         -----------------------------------

         The Company has purchased insurance in the face amount of $757,600 on the lives of certain key employees, who are the beneficiaries. Two of the policies, face amount $750,000, have been assigned to THE MONEY STORE. The cash surrender value at December 31, 1997 was $30,369, with no policy loans outstanding.

NOTE 7 - NOTES PAYABLE
         -------------

                                                                    1997           1996
                                                                ------------   ------------
         Notes Payable, Line of Credit.  Secured
         revolving credit line with bank up to $500,000,
         interest payable monthly at prime plus one
         (9.25% at December 31, 1996).   All unpaid
         principal and interest due April 1, 1997.              $         0    $   362,000

         Note Payable to bank, principal and interest
         payments of $6,273 payable monthly at 9.25%.
         All unpaid principal and interest due February
         1999, collateralized by all significant assets.             77,977        143,239

         Other notes payable                                              0         12,162
                                                                ------------   ------------
         Total                                                       77,977        517,401
         Less Current Portion                                        71,704        439,492
                                                                ------------   ------------
         Noncurrent Portion                                     $     6,273    $    77,909
                                                                ============   ============

         Principal maturities of long-term debt are as follows at December 31:

         1998                                                   $    6,273
                                                                ===========

         The revolving loan with bank, which supports working capital and capital expenditures, is secured by all significant assets of the Company. The loan had available borrowings of $138,000 at December 31, 1996, subject to borrowing base limitations as defined in the agreement. The agreement contains certain restrictive covenants which relate to net worth, capital expenditures and indebtedness, with which the Company was in compliance at December 31, 1996.

NOTE 8 - LEASE OBLIGATIONS
         -----------------

         OPERATING LEASES - The Company leases two warehouse office spaces, its main administrative/warehouse location, and various equipment under operating leases which are generally for one year periods.

         Rent expense amounted to $207,727 and $117,969 for the years ended December 31, 1997 and 1996, respectively, including $96,000 paid to two Company's shareholders.

         -----------------------------

         Future minimum rental commitments under noncancelable leases are as follows:

                          1998                    $  114,240
                          1999                    $  117,600

NOTE 9 - INCOME TAXES
         ------------

         Effective January 1, 1997, the Company converted from a C corporation to an S corporation, thereby changing its tax status from taxable to nontaxable. The Company is required to file Internal Revenue Service Form 1120S, U.S. Income Tax Return for an S Corporation, and to supply its shareholders with Schedule K-1, Shareholder's Share of Income, Credits, Deductions, etc. The income (loss) is taxed at the individual level. The Company is also required to file a California S Corporation Franchise or Income Tax Return, in which the Company will be liable for franchise taxes.

         The provision for income taxes reflected in the financial statements is as follows:

                                                 1997       1996
                                             ----------  ----------
          Current payable
                Federal                      $       0   $ 232,344
                State                           10,942      73,560
                                             ----------  ----------
          Subtotal                              10,942     305,994

          Deferred Taxes                        34,030    (156,889)
                                             ----------  ----------

          Total Provision for Income Taxes   $  44,972   $ 149,105
                                             ==========  ==========

         The provision for income taxes differs from amounts computed by applying the federal income tax rate of 34% in 1996, to income before provision for income taxes primarily due to California state taxes, and certain nondeductible permanent items.

         The following reconciles the differences between 1997 and 1996 current and statutory provisions for income taxes:

                                                   1997       1996
                                                ---------  ---------

          Statutory Federal rate                     - %     35.0 %
          State and local income taxes, net of
               Federal income tax benefit          1.5 %      6.0 %
          Change in Valuation Allowances             -      (12.0)%
          Gains on Investments                       -       19.0 %
          Permanent Items                            -        0.1 %
                                                ---------  ---------
          Provision for Income Taxes               1.5 %     48.1 %
                                                =========  =========

         ------------------------

         Due to the change in tax status from a taxable entity to a nontaxable entity, the existing deferred tax assets and liabilities have been eliminated through a charge to income tax expense for the period ended December 31, 1997. The components of net deferred tax assets at December 31, 1996, are primarily associated with timing differences from accounts receivable, sales returns, inventory reserves, and state taxes. Deferred liabilities result primarily from timing differences associated with basis differences in fixed assets for book and tax purposes.

         Deferred Tax Assets                       $   224,252
         Deferred Tax Liabilities                      (28,627)
                                                   ------------
         Total Net Assets                          $   195,625
                                                   ============

NOTE 10 - RELATED PARTIES
          ---------------

         The Company leases warehouse and office space from two of the Company's stockholders as described in Note 6.

         Due From/To Stockholders-From time to time, the Company makes personal loans or receives advances from/to its two principal stockholders. The balance due from stockholder at December 31, 1997 of $116,724 and the balance due to stockholder at December 31, 1996 of $143,810, bear no interest and are receivable/payable on demand.

NOTE 11 - PROFIT SHARING PLAN
          -------------------

         The Company has noncontributory profit sharing plan which covers substantially all employees. The Company's contributions to the plan are made at the sole discretion of the Company's board of directors. Contributions to the plan were $46,372 and $153,160 for the years ended December 31, 1997 and 1996, respectively.

NOTE 12 - SUBSEQUENT EVENTS
          -----------------

         Merger
         ------
         On February 3, 1998, the Company entered into an agreement to be acquired by Scottsdale Scientific, Inc., a company engaged in the wholesale distribution of nutritional supplements, in exchange for 9,800,000 shares of Scottsdale Scientific, Inc., common stock to Stephen Levine, the Company's former President.

         After completion of the above transaction, Stephen Levine's ownership of 9,800,000 common shares represents 67.6% of the total issued and outstanding common shares of Scottsdale Scientific, Inc.

          -----------------------------

         Bank Financing
         --------------
         During March 1998, the Company increased its secured revolving credit line with bank up to $1,000,000, with interest payable monthly at prime plus one quarter of one percent (.25%). The bank has a perfected first lien security interest in the Company's accounts receivable, inventory, and equipment. All unpaid principal due May 31, 1999.

         Lease Commitments
         -----------------
         On March 26, 1998, the Company entered into an agreement to lease approximately 25,440 square feet of office and warehouse space located in Building "G", 30806 Santana Street, Hayward, California. The lease term commences June 1, 1998 and expires on May 31, 2003. Base rent is $13,738 per month and a deposit of $18,019 was paid to effect the lease. The Company moved its present headquartered operations at 400 Preda Street, San Leandro, California, of which rent was paid to stockholders totaling $8,000 per month, in July 1998.